
NEIGHBORHOOD SPECIALS
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FROM THE HEART

APPLEBEE'S INTERNATIONAL, INC.

2003 ANNUAL REPORT & FORM 10-K

Applebee's


Applebee's
Neighborhood Grill & Bar
Kurt Hankins






Home Town Hero
Sports
Stipanovich Picks Mizzou
Sports

In last year's annual report, we embarked on a journey of discovery ... sampling the flavors and features that make each of our restaurants unique and seeking the best of America's ideals and values.

This year, we salute our associates and franchisees, our guests and shareholders who helped make 2003 ONE OF OUR BEST YEARS in the history of Applebee's. In their own way, each made a contribution, each made a difference ... devoting their LOVE, PASSION AND HARD WORK to our continuing success.

Our message and our thanks come straight FROM THE HEART.

A TERRIFIC YEAR.

In 2003, we further extended our lead as the world's largest casual dining chain with expanded market share and record sales. We substantially exceeded the industry average in comparable sales and traffic growth. For the 11th year in a row, the Applebee's system opened 100 or more restaurants and reached a year-end total of 1,585 units. And we continually strived toward becoming noticeably better in every area of our operations. Our stock price reached an all-time high, increasing 70 percent for the calendar year.

Truly, our success in 2003 has come from the heart. We thank our loyal guests, our hard-working associates and franchisees, and our supportive shareholders.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

	FISCAL YEAR ENDED				
	Dec. 28, 2003	Dec. 29, 2002	Dec. 30, 2001	Dec. 31, 2000	Dec. 26, 1999
Statement of Earnings Data:					
Company restaurant sales	$ 867,158	$ 724,616	$ 651,119	$ 605,414	$ 596,754
Franchise royalties and fees	109,833	102,180	93,225	84,738	72,830
Other franchise income	13,147	2,688	—	—	—
Total operating revenues	$ 990,138	$ 829,484	$ 744,344	$ 690,152	$ 669,584
Operating earnings	$ 153,647	$ 129,708	$ 112,427	$ 107,207	$ 94,910
Net earnings	$ 93,558	$ 83,027	$ 64,401	$ 63,161	$ 54,198
Basic net earnings per share	$ 1.69	$ 1.49	$ 1.16	$ 1.07	$ 0.85
Diluted net earnings per share	$ 1.64	$ 1.46	$ 1.13	$ 1.07	$ 0.84
Dividends declared per share	$ 0.07	$ 0.06	$ 0.05	$ 0.05	$ 0.04
Basic weighted average shares outstanding	55,296	55,605	55,512	58,841	63,908
Diluted weighted average shares outstanding	56,939	56,922	56,877	59,170	64,353
Balance Sheet Data (at end of fiscal year):					
Total assets	$ 644,001	$ 566,114	$ 500,411	$ 471,707	$ 442,216
Long-term debt, including current portion	$ 20,862	$ 52,563	$ 74,568	$ 91,355	$ 108,100
Stockholders' equity	$ 459,732	$ 392,581	$ 325,183	$ 281,718	$ 253,873

The table above sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The preceding should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented in our Form 10-K.

TOTAL OPERATING REVENUES
(in millions)



$744.3
$829.5
$990.1
2001
2002
2003

NET EARNINGS
(in millions)



$54.2
$63.2
$64.4
$83.0
$93.6
1999
2000
2001
2002
2003

DILUTED NET EARNINGS PER SHARE



$0.84
$1.07
$1.13
$1.46
$1.64
1999
2000
2001
2002
2003

Fiscal 2003 was, without question, one of our best years ever ... by any number of measurements. Sales. Earnings. Return on equity. Cash flow. System size. Market share. Stock appreciation. These remarkable accomplishments didn't just happen. They were the result of the tough decisions we've made and the specific strategic directions we've set. Those strategies are the bedrock of our current and future growth. And now, as we work to extend our lead in casual dining, we pour our passion for service into every meal we prepare and every guest we serve. It comes straight from the heart.



LLOYD HILL
Chairman of the Board, Chief Executive Officer and President

ACHIEVING FINANCIAL PERFORMANCE

Our stellar performance is clearly reflected in the financial results achieved by Applebee's International in fiscal 2003. System-wide sales, including both company and franchise restaurant sales, climbed 11 percent. Total sales for company restaurants grew 20 percent to $867.2 million, and total operating revenues increased 19 percent to $990.1 million.

The company's net earnings for 2003 were a record $93.6 million, or $1.64 per share, including an impairment charge of $0.10 per share. Our five-year compounded annual growth in earnings per share is nearly 18 percent, and we've targeted earnings per share growth of 14 to 17 percent through 2007. Our return on equity, including the impairment charge, was 22 percent for the year, among the highest in the industry and well above our target of 20 percent.

System-wide comparable sales, which compare restaurants open for at least 18 months, rose 4.1 percent in 2003 – representing 22 consecutive quarters of growth and the highest annual rate of growth since 1993. These results exceeded both our original 2003 target of at least 3 percent and the industry average as measured by Knapp-Track.™ Comparable sales for company and franchise restaurants increased 5.2 percent and 3.7 percent, respectively.

Our company restaurants experienced strong growth in guest traffic of 2.5 to 3.0 percent in 2003. This growth is all the more impressive compared to the casual dining sector as a whole which experienced traffic declines.

The company's financial position and balance sheet remain exceptionally strong and provide us with great flexibility. Our year-end debt to capitalization ratio was less than 5 percent. Cash flow from operations grew to $176 million in 2003 and was used to fund $83 million of capital expenditures, the $22 million acquisition of 11 franchise restaurants, and to continue repurchasing company stock to enhance shareholder returns.

SYSTEM-WIDE SALES INCREASED **11 PERCENT** IN **2003.**

COMMON STOCK During 2003, we repurchased 1,679,500 shares of common stock at an aggregate cost of $49.8 million. During the past six years, our cash flow and strong balance sheet have enabled the repurchase of 22.7 million shares totaling $316.4 million at an average share cost of less than $14. In December 2003, our Board of Directors authorized an additional repurchase of $80 million of common stock, subject to market conditions, increasing the total amount available to $99.8 million at year-end.

Also in December, we declared an annual dividend of 7 cents per share, representing an increase of 17 percent over last year's dividend of 6 cents per share and the company's 14th consecutive annual dividend.

Reflecting our strong performance, our common stock reached a then all-time high of $40.19 in December and closed out 2003 at $39.34 – up 70 percent since the beginning of the year.

AT YEAR-END, THERE WERE

1,585 APPLEBEE'S RESTAURANTS

OPERATING IN 49 STATES AND

9 INTERNATIONAL COUNTRIES.

BUILDING LEADERSHIP STRENGTH

SENIOR EXECUTIVE TEAM Our ability to attract and retain bright, skilled executives across diverse disciplines is among our core strengths. Today, we have in place a strong and seasoned senior management team that is sharply focused on executing our strategies and extending our industry leadership. This group consists of Dave Goebel, Steve Lumpkin, John Cywinski and Lou Kaucic, who are pictured throughout this letter with their respective teams.

In January 2004, Dave Goebel was promoted to executive vice president and chief operating officer with responsibility for all aspects of system-wide operations including company and franchise operations, supply chain management and restaurant development. Steve Lumpkin, executive vice president, chief financial officer and treasurer, was appointed to the Board of Directors in January and will stand for election at the annual meeting of shareholders in May 2004. Steve is responsible for the company's finance, accounting and treasury functions, as well as information technology, legal affairs, investor relations and risk management. Also in January 2004, John Cywinski was promoted to executive vice president. As chief marketing officer, John leads the company's advertising, marketing, brand initiatives, and menu development and innovation. Lou Kaucic, executive vice president and chief people officer, leads our system-wide human resources initiatives including employment practices, training and development, performance management, organizational and executive development, compensation and benefits, and communications.



FROM LEFT: *Phil Crimmins,* Senior Vice President of Development *Sam Rothschild,* Vice President of Franchise Operations *Dave Goebel,* Executive Vice President and Chief Operating Officer *Harry Stroup,* Vice President of Design and Facilities *Carin Stutz,* Senior Vice President of Company Operations *Jim Kirkpatrick,* Vice President of Real Estate and Construction *David Parsley,* Senior Vice President of Supply Chain Management

KEY MANAGEMENT APPOINTMENTS During 2003, we also made key additions to and advancements among our officer team. Sam Rothschild joined the company in March as vice president of franchise operations with responsibility for franchise operations and relationships with more than 1,100 restaurants owned and operated by 50 domestic Applebee's franchisee groups. In November, Becky Tilden joined the company as vice president and general counsel, bringing broad experience in corporate compliance and ethics issues, and corporate secretarial and governance matters. She replaces Bob Steinkamp, who retired in early 2004 after serving as the company's general counsel since 1990.

In December, Kurt Hankins was promoted to senior vice president of menu development and innovation, leading a 10-member culinary team. Nancy Culbertson was promoted to vice president of marketing services with responsibility for creative services, media and marketing for the entire system. Additionally, Scott White joined as vice president of people and performance systems, bringing broad experience in human resources consulting, performance management and rewards. In February 2004, Carol DiRaimo was promoted to vice president of investor relations, serving as the company's primary contact with the financial community.

ALIGNING WITH DEMOGRAPHIC AND SOCIAL TRENDS

The National Restaurant Association's industry forecast for 2004 predicts a 13th consecutive year of real sales growth, with projections of 4.4 percent growth and record sales of $440 billion, equal to 4 percent of the U.S. gross domestic product. During 2004, more than 878,000 locations will serve more than 70 billion meal and snack occasions – with average daily sales industry-wide of more than $1.2 billion. Among the major eating-place segments, sales for the full-service sector are projected to reach $158 billion in 2004 with a growth rate of 4.6 percent.

Restaurants have become an important and essential ingredient of the American lifestyle. The restaurant industry's share of the U.S. food dollar has grown from 25 percent in 1955 to an estimated 46.4 percent in 2004 and is projected to climb to 53 percent by 2010.

SYSTEM-WIDE GROWTH
(number of restaurants)



505
666
819
960
1,064
1,168
1,286
1,392
1,496
1,585
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Developments shaping the restaurant industry in 2004 include continued expansion driven by Americans' desire for convenience and socialization, plus new menu items in response to diners' increasingly sophisticated tastes and heightened interest in health and nutrition. As detailed throughout this report, Applebee's strategic initiatives squarely address these industry developments. Furthermore, we're ideally positioned to take advantage of enormous opportunities as our operating philosophy and societal trends converge. Forces in today's society – including casual dress, a sluggish economy, neighborhood focus, demographics, time compression and two-income families – all align behind casual dining and the Applebee's concept.

EXECUTING OUR STRATEGIES

Our financial results and momentum emphatically underscore the success we've achieved in executing our integrated strategies. These substantial improvements have been recognized and appreciated by our guests, as indicated by the annual "Choice in Chains" survey published in the March 2003 issue of *Restaurants and Institutions* magazine. Applebee's earned the highest overall score among the leading bar and grill concepts – with No. 1 rankings in food quality, menu variety, service, atmosphere, cleanliness and convenience.

To extend our leadership in the casual dining segment, we're focused specifically on improving our food and menu, delivering customer convenience, achieving operational excellence, leveraging our unit advantage and retaining noticeably better associates. We remain convinced that our strategies are aligned to deliver consistent, sustainable growth.

IMPROVING OUR FOOD AND MENU

MENU IMPROVEMENTS A key component of our sales-building strategy is continued improvements to our food and menu. In September 2003, we rolled out our new core menu that includes 75 percent new and/or improved items over the past two years – 31 new items and 27 items with enhanced specifications, ingredients, taste or portion size. Our new menu features items like our Appetizer Sampler, Honey BBQ Wings, Crispy Buttermilk Shrimp, Chicken Parmesan and Triple Chocolate Meltdown dessert – plus our Low-Fat Chicken Quesadilla, winner of the MenuMasters Award for Best Healthy Choice Menu Selection in 2003.

Our guests have noticed, and overall satisfaction with our menu has improved significantly. Going forward, we plan to focus on continuous menu innovation and evolution, introducing new menus twice a year.

WEIGHT WATCHERS COLLABORATION At mid-year, we announced an exclusive license agreement with Weight Watchers International, Inc., the world's leading provider of weight-loss services. The cornerstone of the agreement will be a Weight Watchers-branded section of the Applebee's menu listing Weight Watchers® POINTS® values for each item, as well as calories, fat and fiber content. This collaboration directly addresses the difficulty weight-conscious consumers often have finding healthy and satisfying food choices when dining out. With over three-quarters of the adult U.S. population identified as health- or weight-conscious, our Weight Watchers alliance will broaden our reach and appeal, making Applebee's even more relevant in today's marketplace.



FROM LEFT: *Kurt Hankins,* Senior Vice President of Menu Development and Innovation *Randy Davis,* Vice President of Brand Development and Innovation *John Cywinski,* Executive Vice President and Chief Marketing Officer *Nancy Culbertson,* Vice President of Marketing Services

Together, we are developing a number of new, exclusive, great-tasting menu items including appetizers, entrees and desserts at price points consistent with our price/value philosophy. In November 2003, we launched a five-market test of the newly-developed Weight Watchers menu items, with over 70 stores in five markets each testing 11 of 18 potential items. After analyzing the test results and putting the supply chain in place, the most popular 10 items will be selected for the nationwide menu scheduled to launch in the summer of 2004.



FROM LEFT: *Doug Waltman,* Vice President of Training and Development *Scott White,* Vice President of People and Performance Systems *Lou Kaucic,* Executive Vice President and Chief People Officer

ADVERTISING AND PROMOTIONS Throughout 2003, we employed compelling promotions and effective advertising to build consumer awareness, guest traffic and revenues. Promotional campaigns included Skillet Sensations,™ Cajun Combos, Steak Stampede, BBQ Fever, All You Can Eat Rib Tips and the fall Take Two variety-based promotion that has proven so successful in the past that we've made it part of our core menu.

Brand recognition and consumer awareness of Applebee's, fueled by our creative promotions backed by memorable music, continues at a very high level.

PRICE/VALUE With an average guest check of $10.00 to $10.50 in company markets, Applebee's continues to maintain its positioning as the price/value leader in casual dining. Applebee's traffic growth outpaced the industry average in 2003 by a wide margin.

We know that the perception of value involves more than price alone and includes food, service and convenience. Our sales-building strategies are focused on these and other factors that make up the price/value equation.

DELIVERING CUSTOMER CONVENIENCE

We remain focused on improving the dining experience and earning increased loyalty with our Applebee's guests. Our research clearly shows that customer satisfaction and loyalty results from six primary drivers – and four are linked to convenience. Convenience initiatives have been given high priority as we analyze the total guest experience seeking efficiencies. Through a number of dining room and kitchen enhancements last year, we decreased table turn times by 13 percent in company restaurants (from 53 to 46 minutes). Our guests clearly noticed the improvement, as reflected in significant increases in every key indicator from our customer satisfaction measures.

KITCHEN DISPLAY SYSTEM (KDS) In July 2003, we completed implementation of our Kitchen Display System (KDS) in all company restaurants, and are now working with franchise groups to implement the system in franchise restaurants. This new tool is a key component of improved service and guest satisfaction, primarily faster and hotter food, as dishes come up together, eliminating backlog in the kitchen.

CARSIDE TO GO™ INITIATIVE We completed the rollout of the second phase of our To Go program – Carside To Go™ – in all company restaurants in November 2003, driving the sales mix to 8.0 percent of company restaurant sales in the fourth quarter, compared to 4.0 percent two years ago. At year-end, nearly 700 restaurants had implemented Carside To Go,™ including all company and more than 300 franchise units. The implementation of this service will be substantially complete by the end of 2004 in our franchise restaurants. This program has been tremendously popular with our guests and their desire for greater convenience – and has become the fastest growing part of our business.

During the initial phase of our To Go program, the bartender facilitated the program; with the rollout and growth of Carside To Go,™ we have dedicated one or more servers to handle carryout for greater efficiency. In 2004, we plan to leverage both our local and national marketing muscle behind this major initiative to drive sales and traffic growth.

LEVERAGING OUR UNIT ADVANTAGE

Applebee's unprecedented pace of development continued in 2003, beginning in January with a milestone event – the opening of our 1,500th neighborhood restaurant in LaGrange, Georgia, owned and operated by franchisee Bill Palmer, founder of the first Applebee's restaurant in Atlanta in 1980.

For 11 CONSECUTIVE YEARS, APPLEBEE'S HAS OPENED 100 OR MORE NEW RESTAURANTS.

STORE DEVELOPMENT Applebee's has opened at least 100 restaurants every year since 1993, including 100 in 2003, as we continue to widen the gap between ourselves and the competition. At year-end, our system totaled 1,585 restaurants – larger than our two closest competitors combined – including 383 company-owned restaurants and 1,202 franchise restaurants. Going forward, we expect to again open approximately 100 new restaurants in 2004, including at least 28 company restaurants and 70 to 80 franchise restaurants.

Applebee's has achieved broad geographic penetration with operations in 49 states in both urban and smaller markets. In addition to our domestic operations, franchise groups operated 47 Applebee's restaurants in nine international countries.

Applebee's dominant size and market penetration deliver key competitive advantages including brand awareness and consumer convenience. We continue to estimate the potential of the Applebee's system to be at least 2,300 domestic units.

BALANCED COMPANY/FRANCHISE MIX As part of our ongoing development strategy, we continue to evaluate and manage the mix of company and franchise restaurants. At year-end, 24 percent of the system was company-owned and over the next three to five years, this mix could shift to one-third company and two-thirds franchise. Our strong balance sheet and substantial cash flow support this strategy, enabling us to acquire franchise operations that offer growth potential, as well as geographic and operational synergies.



FROM LEFT: *Becky Tilden,* Vice President, Secretary and General Counsel *Carol DiRaimo,* Vice President of Investor Relations *Steve Lumpkin,* Executive Vice President, Chief Financial Officer and Treasurer *Bev Elving,* Vice President of Accounting *Tamy Duplantis,* Vice President of Information Technology

In March 2003, we completed the acquisition of 11 franchise restaurants located in Illinois, Indiana, Kentucky and Missouri for a total purchase price of $23.2 million. Contiguous to the St. Louis market we acquired in 1997, these units will provide added scale and leverage to our base of company restaurants.

In February 2004, we announced an agreement to acquire 10 Applebee's restaurants in Southern California from a franchisee for $13.4 million in cash. These units are located in a territory we believe can ultimately support a total of more than 30 Applebee's restaurants. We expect to complete the purchase in the second quarter of 2004.

NEW STORE PROTOTYPE We unveiled a new-look Applebee's prototype in December 2003 in Kansas City, Kansas. Franchisees were intimately involved in developing the prototype which features numerous exterior and interior enhancements including a complete kitchen redesign and equipment package – the first major rework of the kitchen since our brand's inception. Remodels throughout the system, mandatory every six to seven years, will take elements from this fresh prototype design.

NOTICEABLY BETTER PEOPLE

PEOPLE CULTURE At the very core of our ability to execute our strategies and deliver on customer expectations is a dedicated and skilled team of associates. We have consciously and carefully developed a culture that attracts, develops and retains enthusiastic, energetic individuals. We invite associates to join us on a BIG Fun TRIP, an acronym that captures our culture based on our core values and guiding principles – Balance, Innovation, Guest-driven, Fun, Teamwork, Results-driven, Integrity and Passion for service.



FOR NEARLY TWO DECADES, Bob Steinkamp has been involved with nearly every major Applebee's decision. As General Counsel, he led the legal team as the company grew from 150 restaurants to nearly 1,600. He's served Applebee's with intelligence, integrity and great wit. He retires this year with our deepest appreciation and fondest wishes.

HIRING AND RETENTION To identify associates with a passion for service, we use a formal assessment process to evaluate their fit with our culture and the particular position. We use a variety of training tools and motivational techniques geared to employee lifestyles and attitudes. Our retention efforts include a sophisticated performance assessment and ranking process that enables restaurant managers to focus their retention efforts on the highest-performing hourly associates. A similar approach is used to assess and rate restaurant managers.

These and other initiatives enabled Applebee's to successfully retain 96 percent of our top general managers in 2003, and to reduce hourly turnover to a record low of 92 percent, well below industry averages.

CORPORATE RESPONSIBILITY

The shared values and principles that form the foundation of our culture extend outside our offices and restaurants. We are committed to making each of our neighborhoods a better place to live, contributing to our communities and helping our neighbors.

KC BUSINESS PHILANTHROPIST OF THE YEAR Applebee's was honored by the Greater Kansas City Council on Philanthropy as the Business Philanthropist of the Year for 2003. Applebee's was nominated by DeLaSalle Education Center in appreciation of our ongoing support and many levels of involvement. DeLaSalle provides educational services in the metro area to young people who have been unsuccessful in traditional schools.

COMMUNITY SERVICE *Chain Leader* magazine, in conjunction with the PeopleReport, identified eight activities of restaurant companies that impact retention and selected one company for exceptional performance in each area. Applebee's was recognized for our outstanding community service.

HEIDI FUND In December 2002, we established the Heidi Fund in honor of Heidi Tomassi, a former server at our restaurant in Olathe, Kansas, for her unwavering honesty and selfless example. The fund is available to assist any Applebee's associate facing a dire personal financial crisis due to a catastrophic life event. Our associates voluntarily contribute through payroll deductions, and the company makes a significant annual contribution. In 2003, the Heidi Fund made it possible to help our fellow associates deal with serious illnesses, natural disasters and the loss of loved ones. In conjunction with our new Code of Conduct, we asked our suppliers and vendors to consider a contribution to the fund instead of a business gift as a meaningful expression of the holiday spirit, and a number have contributed generously.

LASTING LEGACY

Going forward, we have the opportunity to build on our incredible progress. I believe we are forging a great American company, creating a lasting legacy for our associates, our guests and our communities. With the love, passion and hard work of our franchisees and associates and the continued confidence and support of our guests and shareholders, Applebee's is living its mission to become the World's Favorite Neighbor.™



LLOYD L. HILL

Chairman of the Board, Chief Executive Officer and President

March 2004

LOVE, PASSION AND HARD WORK.

Our operational achievements, strategic accomplishments and successful initiatives only happen through the collective momentum of individual efforts.

Guests who love the **welcoming warmth** of their neighborhood Applebee's, and our promise to make their visit **memorable.** Associates who are **passionate** about good food delivered with **unsurpassed service** and convenience. And franchisees who are **committed** to the Applebee's brand and its potential.

Each one of us at Applebee's has made the commitment to work hard to **better ourselves,** to **better our company** and to **better our communities.**

CONVENIENCE

8% OF SALES CAPTURED BY CARSIDE TO GO™ INITIATIVE IN THE FOURTH QUARTER OF 2003




Carside To Go
PARKING ONLY
10 MINUTE LIMIT

IT'S NOT FAST FOOD, IT'S APPLEBEE'S FOOD, FAST. Addressing today's on-the-go lifestyles and increasing consumer desire for convenience, our To Go initiative continues to build sales and fans. Beginning with a dedicated entrance, signage and unique take-out packaging, we are continuing to roll out the second phase of the program – Carside To Go™ – featuring dedicated servers and convenient carryout delivery right to guests' cars in specially reserved parking spaces.

MENU



75% NEW AND/OR IMPROVED MENU ITEMS IN LAST TWO YEARS


MAURICE
Eatin' Good in the Neighborhood
Applebee's

ENHANCED VARIETY, FLAVOR AND PORTION SIZE. Applebee's latest core menu, introduced in fall 2003, features 75 percent of menu items that have been newly added or significantly improved over the past two years. With noticeably improved variety and flavors, quality and portion size, our menu positions us to compete successfully against higher-priced competitors in the casual dining segment. Our new menu features something for every taste and appetite – from our Crispy Orange Chicken Skillet to Boneless Buffalo Wings to Sizzling Apple Pie.


Weight Watchers
Applebee's

GUEST DRIVEN

10 NEW WEIGHT WATCHERS® MENU ITEMS COMING IN 2004

- ONION SOUP AU GRATIN
- TORTILLA CHICKEN MELT
- GRILLED CITRUS CHICKEN SALAD
- BAJA CHICKEN ROLLUP
- MESQUITE CHICKEN SALAD
- SIZZLING CHICKEN SKILLET
- GRILLED TILAPIA WITH MANGO SALSA
- TERIYAKI SHRIMP SKEWERS
- BERRY LEMON CHEESECAKE
- CHOCOLATE RASPBERRY LAYER CAKE


Applebee's


Low-Carb Update • More Success Stories and Mini Recipes!
Lose the Weight
New Step-by-Step Plan!
SCALE OR TAPE MEASURE
Which is Better?
New Year,
• 1 Delicious Dinner, 3 Ways
• Super Slow-Cooker Meats
• Hearty Soups for Two
MAKEOVER YOUR ABS

TEAMING WITH THE WORLD'S WEIGHT-LOSS LEADER. Under an exclusive agreement with Weight Watchers, a portion of the Applebee's menu will be co-branded to offer more healthful alternative appetizers, entrees and desserts. The most popular items now being tested will be selected for our nationwide menu rolling out in the summer of 2004. Weight- and nutrition-conscious guests will be able to truly enjoy a guilt-free dining experience with flavorful, satisfying alternatives.

ATMOSPHERE



Applebee's
Neighborhood
Grill & Bar

27 MILLION TOURISTS VISIT TIMES SQUARE EACH YEAR, SITE OF OUR SYSTEM'S HIGHEST-VOLUME RESTAURANT

APPLEBEE'S AT THE CROSSROADS. Applebee's restaurants serve guests in major cities and small towns across America. Last year, the average restaurant in our system had annual sales of $2.35 million, with over 200 units exceeding the $3 million mark. With 2003 sales of $11.3 million, the highest-volume Applebee's restaurant is on 42nd Street in the heart of New York City's Times Square – the self-described "Crossroads of the World" visited by some 27 million tourists each year.



250 RESTAURANTS TO BE REMODELED IN 2004



Steve Grove, left, our 2003 Franchisee of the Year, and Stuart Waggoner, President and COO of Restaurant Concepts II, L.L.C., exemplify how we partner with our franchisees to continually evolve our brand.



CONTINUOUSLY REFRESHING OUR CONCEPT. To attract guests and keep them coming back, we are constantly evolving and continuously improving the Applebee's concept to keep it fresh, exciting and inviting. Our recently introduced prototype features a new look – the biggest visual impact being the removal of the bar canopy and the elimination of the stained glass lights. Updates will also be seen in the color schemes – from the wall coverings to the seating. A greater emphasis will be placed on local artifacts – including more local history, updated memorabilia from area high schools, hometown hero tributes and items from local fire and police departments.

SERVICE



13% IMPROVED TICKET TIME FOR FASTER, HOTTER FOOD



Technology boosts guest satisfaction. Passionate, attentive service is fundamental to Applebee's success, and we continually monitor and measure our operations to ensure we meet expectations. We know that half the drivers of customer satisfaction and loyalty involve promptness – taking the order, delivering the meal and bringing the check. Our Kitchen Display System (KDS) is cooking up efficiencies in the kitchen and helping to improve ticket times by 13 percent – so our guests receive their food faster and hotter than ever.

DEVELOPMENT

00 OR MORE NEW RESTAURANTS OPENED IN EACH OF THE PAST 11 YEARS



FRONT ELEVATION
SCALE 1/4"=1'-0"
Applebee's



SHOOTING FOR 2,300. Beginning in 1993, Applebee's has opened at least 100 new restaurants for 11 consecutive years – that's going from 250 restaurants at the end of 1992 to 1,585 at the close of 2003. To add a bit of perspective, that incredible development momentum is roughly equivalent to opening a new restaurant almost every other business day for more than a decade. And we're not done – we continue to estimate domestic potential for the Applebee's system of at least 2,300 restaurants.

PEOPLE

96% OF OUR TOP GENERAL MANAGERS STAY AND GROW THEIR CAREERS AT APPLEBEE'S



A WORLD OF OPPORTUNITY. Using innovative approaches to employee performance and retention, including mix management, creative rewards and recognition, and cutting-edge selection and assessment tools, Applebee's is an industry leader in retaining and promoting its best and brightest associates. Bonnie Kunkel (right), who began her Applebee's career as a server, was promoted up through the ranks to executive general manager. Kathy Pozarski (left) and Brent Robison both began their careers as servers, were later promoted to general managers, and today continue their Applebee's careers as area directors.


Applebee's
Brent Robison
AREA DIRECTOR
Applebee's
Bonnie Kunkel
EXECUTIVE GENERAL MANAGER
Applebee's
Kathy Pozarski
AREA DIRECTOR

TEAMWORK



100% TEAMWORK IS WHAT IT TAKES TO FUEL APPLEBEE'S SUCCESS



The power of many. Applebee's associates know there's strength in numbers. That's why teamwork is a core value and key ingredient to the company's success. (Top) Franchise Consultant Glenn Crowell (left) partners closely with New York City franchisees Zane Tankel and Roy Raeburn. (Bottom) Meanwhile, the company operations team, led by Carin Stutz (center) and regional vice presidents (from left) Francis Christman, Miguel Fernandez, John Mallon and Matt Drennan work closely together to encourage and support the nearly 400 company-owned restaurants.





Passion for service. Whether it's our guests at the restaurants or our co-workers at the Restaurant Support Center in Overland Park, Applebee's associates are passionate about providing exceptional service. (Top) These St. Louis area general managers and area director depend heavily on the support they receive from Patsy Ward (second from right) in the restaurant accounting department. (From left) Jim Milner, Wendy McClure, Steve Corrier and Jeanne Paxton say Patsy sets the standard for service. (Bottom) Applebee's executives recognize that nearly every company initiative must ultimately be executed in the restaurant. To make certain they understand how decisions will impact the front lines, each year the executives select the top GMs to serve as advisors on the President's Leadership Council (shown here).



FROM LEFT:

Jack P. Helms, Douglas R. Conant, Burton M. Sack, Eric L. Hansen, Lloyd L. Hill, D. Patrick Curran, Erline Belton, Mark S. Hansen and Steven K. Lumpkin

BOARD OF DIRECTORS

Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President, Applebee's International, Inc.

Erline Belton [2,3]
President and Founder of The Lyceum Group

Douglas R. Conant [2]
President and Chief Executive Officer, Campbell Soup Company

D. Patrick Curran [1]
Chairman and Chief Executive Officer, The Curran Companies

Eric L. Hansen [1,3]
Shareholder in Holman Hansen & Colville, P.C., a Professional Association

Mark S. Hansen [1,2]
Former Chairman and Chief Executive Officer, Fleming Companies, Inc.

Jack P. Helms [2,3]
Principal and Shareholder in Goldsmith, Agio, Helms and Company

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer, Applebee's International, Inc.

Burton M. Sack
Retired Former Executive, Applebee's International, Inc.

Committee Memberships: 1 Audit, 2 Executive Compensation, 3 Corporate Governance/Nominating

OFFICERS

Lloyd L. Hill
Chairman of the Board, Chief Executive Officer and President

David L. Goebel
Executive Vice President and Chief Operating Officer

Steven K. Lumpkin
Executive Vice President, Chief Financial Officer and Treasurer

John C. Cywinski
Executive Vice President and Chief Marketing Officer

Louis A. Kaucic
Executive Vice President and Chief People Officer

Larry A. Cates
President of International Division

Philip R. Crimmins
Senior Vice President of Development

Kurt Hankins
Senior Vice President of Menu Development and Innovation

David R. Parsley
Senior Vice President of Supply Chain Management

Carin L. Stutz
Senior Vice President of Company Operations

Nancy E. Culbertson
Vice President of Marketing Services

Randolph P. Davis
Vice President of Brand Development and Innovation

Carol A. DiRaimo
Vice President of Investor Relations

Tamy T. Duplantis
Vice President of Information Technology

Beverly O. Elving
Vice President of Accounting

James W. Kirkpatrick
Vice President of Real Estate and Construction

Samuel M. Rothschild
Vice President of Franchise Operations

Harry B. Stroup
Vice President of Design and Facilities

Rebecca R. Tilden
Vice President, Secretary and General Counsel

Douglas D. Waltman
Vice President of Training and Development

Scott W. White
Vice President of People and Performance Systems

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 28, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number: 000-17962

APPLEBEE'S INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**43-1461763**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4551 W. 107th Street, Overland Park, Kansas 66207
(Address of principal executive offices and ZIP code)

(913) 967-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common stock equity held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 29, 2003 was $1,744,093,318 based on the closing sale price on June 27, 2003.

The number of shares of the registrant's common stock outstanding as of March 8, 2004 was 54,567,964.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 is incorporated into Part III hereof.

APPLEBEE'S INTERNATIONAL, INC.
FORM 10-K
FISCAL YEAR ENDED DECEMBER 28, 2003
INDEX

PART I

Item 1. Business

General

References to "Applebee's," "we," "us," and "our" in this document are references to Applebee's International, Inc. and its subsidiaries and any predecessor companies of Applebee's International, Inc. We develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." With nearly 1,600 restaurants as of the fiscal year ended December 28, 2003, Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, in terms of number of restaurants and market share. Applebee's International, Inc. maintains an Internet website address at www.applebees.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission.

We opened our first restaurant in 1986. We initially developed and operated six restaurants as a franchisee of the Applebee's Neighborhood Grill & Bar Division of an indirect subsidiary of W.R. Grace & Co. In March 1988, we acquired substantially all the assets of our franchisor. When we acquired the Applebee's Division, it operated 13 restaurants and had ten franchisees, including us, operating 41 franchise restaurants.

As of December 28, 2003, there were 1,585 Applebee's restaurants. Franchisees operated 1,202 of these restaurants and 383 restaurants were company operated. The restaurants were located in 49 states and nine international countries. During 2003, 100 new restaurants were opened, including 74 franchise restaurants and 26 company restaurants.

We acquired the Rio Bravo Cantina chain of Mexican casual dining restaurants and four specialty restaurants in March 1995. In April 1999, we completed the sale of the Rio Bravo Cantina concept and our four specialty restaurants. At the time of divestiture, we operated 40 Rio Bravo restaurants and franchisees operated the remaining 25 restaurants.

Although we may acquire a new concept in the future, our current strategy is to focus on the Applebee's concept. We currently expect that the Applebee's system will encompass at least 2,300 restaurants in the United States with additional restaurant potential internationally.

The following table sets forth certain unaudited financial information and other restaurant data relating to company and franchise restaurants, as reported to us by franchisees:

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Number of restaurants:			
Company:			
Beginning of year	357	310	285
Restaurant openings	26	26	25
Restaurant closings	(2)	—	—
Restaurants acquired from franchisees	11	21	—
Restaurants acquired by franchisees	(9)	—	—
End of year	383	357	310
Franchise:			
Beginning of year	1,139	1,082	1,001
Restaurant openings	74	81	84
Restaurant closings	(9)	(3)	(3)
Restaurants acquired from franchisees	(11)	(21)	—
Restaurants acquired by franchisees	9	—	—
End of year	1,202	1,139	1,082
Total:			
Beginning of year	1,496	1,392	1,286
Restaurant openings	100	107	109
Restaurant closings	(11)	(3)	(3)
End of year	1,585	1,496	1,392
Weighted average weekly sales per restaurant:			
Company	$ 45,000	$ 43,019	$ 42,660
Franchise	$ 45,271	$ 43,823	$ 42,241
Total	$ 45,205	$ 43,641	$ 42,334
Change in comparable restaurant sales[1]:			
Company	5.2%	1.8%	2.5%
Franchise	3.7%	3.6%	3.0%
Total	4.1%	3.2%	2.9%
Total operating revenues (in thousands):			
Company restaurant sales	$ 867,158	$ 724,616	$ 651,119
Franchise royalties and fees[2]	109,833	102,180	93,225
Other franchise income[3]	13,147	2,688	—
Total	$ 990,138	$ 829,484	$ 744,344

(1) When computing comparable restaurant sales, restaurants open for at least 18 months are compared from period to period.

(2) Franchise royalties are generally 4% of each franchise restaurant's reported monthly gross sales. Reported franchise sales, in thousands, were $2,725,179, $2,519,373 and $2,275,169 in fiscal 2003, 2002 and 2001, respectively. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened.

(3) Other franchise income includes insurance premiums from franchisee participation in our captive insurance company and revenue from information technology products and services provided to certain franchisees.

The Applebee's System

Concept. Each Applebee's restaurant is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high quality food and beverage items, table service and a comfortable atmosphere. Our restaurants appeal to a wide range of customers including young adults, senior citizens and families with young children.

Applebee's also offers its customers the convenience of carry-out service. In 2002, we initiated phase one of a new two phase "To Go" program. Phase one included the use of standardized state-of-the-art packaging, interior and exterior signage and a focused training program. Phase two of the program features the additional convenience of our Carside To Go™ initiative in which customers place their orders by telephone, park in designated spots at our restaurants and servers deliver their orders to their vehicles. In November 2003, we completed the implementation of the Carside To Go™ service at all company-owned restaurants where practicable. The implementation of this service will be substantially complete by the end of 2004 in our franchise restaurants.

We have set certain specifications for the design of our restaurants. Our restaurants are primarily located in free-standing buildings, end caps of strip shopping centers, and shopping malls. Each restaurant has a bar, and many restaurants offer patio seating. The decor of each restaurant incorporates artifacts and memorabilia such as old movie posters, musical instruments and sports equipment. Restaurants also frequently display photographs, magazine and newspaper articles highlighting local history and personalities. These items give each restaurant an individual, neighborhood identity. In addition, we require that each restaurant be remodeled every six to seven years to embody the design elements of the current prototype.

Menu. Each restaurant offers a diverse menu of high quality, moderately priced food and beverage items consisting of traditional favorites and signature dishes. The restaurants feature a broad selection of entrees, including beef, chicken, pork, seafood and pasta items prepared in a variety of cuisines, as well as appetizers, salads, sandwiches, specialty drinks and desserts. Substantially all restaurants offer beer, wine, liquor and premium specialty drinks. During 2003, alcoholic beverages accounted for 13.1% of company owned restaurant sales.

Restaurant Operations. We and our franchisees operate restaurants in accordance with uniform operating standards and specifications. These standards pertain to the quality and preparation of menu items, selection of menu items, maintenance and handling of food, maintenance and cleanliness of premises and employee conduct. Our quality assurance department is responsible for establishing and monitoring our food safety programs. We develop all standards and specifications with input from franchisees, and they are applied on a system-wide basis.

Training. We have a comprehensive training program for restaurant associates and managers. The training programs utilize a combination of on-the-job training, video, computer and print-based materials. Program materials are routinely revised to reflect the most recent operational procedures and standards.

Restaurant associates are provided with a structured orientation and five-day training program upon hire. This training is provided by restaurant trainers who have completed an extensive certification process to become a trainer. In addition, associates receive ongoing training to further develop their job skills and knowledge.

Restaurant managers complete a 12-week training and orientation process upon hire. The program is executed at certified training restaurants located throughout the Applebee's system. The training program provides skill and knowledge training for key operations and management processes. In addition, ongoing training and development programs are offered for experienced managers regarding leadership and operations management.

When opening new restaurants, a six-day training program is provided for all new associates. The training is conducted by certified, experienced trainers from Applebee's restaurants located throughout the system. Upon the opening of the restaurant, the training team remains for an additional six days to provide support and coaching of the new associates.

Advertising. We have historically concentrated our advertising and marketing efforts primarily on food-specific promotions. We advertise on a national, regional and local basis, utilizing primarily television, radio and print media. In 2003, approximately 4.0% of sales for company restaurants was spent on advertising. This amount includes contributions to the national advertising pool which develops and funds the specific national promotions. We focus the remainder of our advertising expenditures on local advertising in areas with company owned restaurants.

Purchasing. Maintaining high food quality and system-wide consistency is a central focus of our purchasing program. We mandate quality standards for all products used in the restaurants, and we maintain a limited list of approved suppliers from which we and our franchisees must select. We have negotiated purchasing agreements with most of our approved suppliers which result in volume discounts for us and our franchisees. Additionally, we purchase and maintain inventories of certain specialty products to assure sufficient supplies for the system. In 2001, we began a multi-year supply chain management initiative designed to leverage our size, improve sourcing of products and optimize distribution.

We are committed to providing our customers with products that meet or exceed regulatory and industry standards for food safety as well as our high quality standards. Our quality assurance department establishes and monitors our food safety programs, including supplier and distributor audits, food safety and sanitation monitoring and product testing.

Company Restaurants

Company Restaurant Openings and Acquisitions. Our expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness and convenience, and enabling us to take advantage of operational, distribution and advertising efficiencies. Our development experience indicates that when we open multiple restaurants within a particular market, our market share increases.

In order to maximize overall system growth, our expansion strategy through 1992 emphasized franchise arrangements with experienced, successful and financially capable restaurant operators. We continue to expand the Applebee's system across the United States through franchise operations, but beginning in 1992, our growth strategy also included increasing the number of company owned restaurants. We have tried to achieve this goal in two ways. First, we have developed strategic territories. Second, when franchises are available for purchase under acceptable financial terms, we have selectively acquired existing franchise restaurants and terminated the selling franchisee's related development rights. Using this strategy, we have opened 286 new restaurants and acquired 113 franchise restaurants over the last eleven years and have expanded from a total of 31 company owned or operated restaurants as of December 27, 1992 to a total of 383 as of December 28, 2003. In addition, as part of our portfolio management strategy, we have sold 35 restaurants to franchisees during this eleven-year period.

We opened 26 new company Applebee's restaurants in 2003 and anticipate opening at least 28 new company Applebee's restaurants in 2004. We may open more or fewer restaurants depending upon the availability of appropriate new sites. The following table shows the areas where our company restaurants were located as of December 28, 2003:

Area	
Detroit/Southern Michigan	60
New England (includes Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont)	60
Minneapolis/St. Paul, Minnesota	56
North/Central Texas	42
St. Louis, Missouri/Illinois	41
Virginia	39
Kansas City, Missouri/Kansas	28
Washington, D.C. (Maryland, Virginia)	27
Las Vegas/Reno, Nevada	15
Albuquerque, New Mexico	8
San Diego/Southern California	7
	383

Restaurant Operations. The staff for a typical restaurant consists of one general manager, one kitchen manager, two or three managers and approximately 60 hourly employees. All managers of company owned restaurants receive a salary and performance bonus based on restaurant sales, profits and adherence to our standards. As of December 28, 2003, we employed 12 Regional Vice Presidents of Operations/Directors of Operations and 58 Area Directors. The Area Directors' duties include regular restaurant visits and inspections which ensure the ongoing maintenance of our standards of quality, service, cleanliness, value, and courtesy. In addition to providing a significant contribution to revenues and operating earnings, we use company owned restaurants for many purposes which are integral to the development of the entire system, including testing of new menu items and training of franchise restaurant managers and operating personnel.

The Applebee's Franchise System

Franchise Territory and Restaurant Openings. We currently have exclusive franchise arrangements with 70 franchise groups, including 20 international franchisees. We have generally selected franchisees that are experienced multi-unit restaurant operators who have been involved with other restaurant concepts. Our franchisees operate Applebee's restaurants in 42 states and nine international countries. We have assigned the vast majority of all domestic territories in all states except Hawaii or have designated them for company development.

As of December 28, 2003, there were 1,202 franchise restaurants. Franchisees opened 84 restaurants in 2001, 81 restaurants in 2002, and 74 restaurants in 2003. We anticipate between 70 to 80 franchise restaurant openings in 2004.

Development of Restaurants. We make available to franchisees the physical specifications for a typical restaurant, and we retain the right to prohibit or modify the use of any plan. Each franchisee is responsible for selecting the site for each restaurant within their territory. We assist franchisees in selecting appropriate sites, and any selection made by a franchisee is subject to our approval. We also conduct a physical inspection, review any proposed lease or purchase agreement, and make available demographic studies.

Domestic Franchise Arrangements. Generally, franchise arrangements consist of a development agreement and separate franchise agreements. Development agreements grant the exclusive right to develop a number of restaurants in a designated geographical area. The term of a domestic development agreement is generally 20 years. The franchisee enters into a separate franchise agreement for the operation of each restaurant. Each agreement has a term of 20 years and permits renewal for up to an additional 20 years in accordance with the terms contained in the then current franchise agreement (including the then current royalty rates and advertising fees) and upon payment of an additional franchise fee.

For each restaurant developed, a franchisee is currently obligated to pay an initial franchisee fee (which typically ranges from $30,000 to $35,000) and a royalty fee equal to 4% of the restaurant's monthly gross sales. We have previously executed agreements with a majority of our franchisees which maintain the existing royalty fees of 4% and extend the current franchise and development agreements until January 1, 2020. The revised agreements establish new restaurant development obligations over the next several years. These revised agreements contain provisions which allow for the continued development of the Applebee's concept and support our long-term expectation of at least 2,300 restaurants in the United States. The terms, royalties and advertising fees under a limited number of franchise agreements and the franchise fees under older development agreements vary from the currently offered arrangements.

Advertising. We currently require domestic franchisees to contribute 2.25% of gross sales to the national advertising pool. This amount is in addition to their required spending of at least 1.5% of gross sales on local advertising and promotional activities. Franchisees also promote the opening of each restaurant and we reimburse the franchisee for 50% of the out-of-pocket opening advertising expenditures, subject to certain conditions. The maximum amount we will reimburse for these expenditures is $2,500. Under our franchise agreements, we can increase the combined amount of the advertising fee and the amount required to be spent on local advertising and promotional activities to a maximum of 5% of gross sales.

Training and Support. We provide ongoing advice and assistance to franchisees in connection with the operation and management of each restaurant through training sessions, meetings, seminars, on-premises visits, and by written or other material. We also assist franchisees with business planning, restaurant development, technology and human resource efforts.

Operations Quality Control. We continuously monitor franchise restaurant operations, principally through our full-time franchise consultants (27 as of December 28, 2003). We make both scheduled and unannounced inspections of restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. During 2003, representatives made an average of approximately two visits to each of our franchise restaurants during which they conducted an inspection and consultation in the restaurant. We have the right to terminate a franchise if a franchisee does not operate and maintain a restaurant in accordance with our requirements.

Franchise Business Council. We maintain a Franchise Business Council which provides us with advice about operations, marketing, product development and other aspects of restaurant operations for the purpose of improving the franchise system. As of December 28, 2003, the Franchise Business Council consisted of eight franchisee representatives and three members of our senior management. Two franchisee representatives are permanent members and one franchisee representative must be a franchisee with five or less restaurants. Franchisees elect the remaining franchisee representatives annually.

International Franchise Arrangements. We continue to pursue international franchising of the Applebee's concept under a long-term strategy of controlled expansion. This strategy includes seeking qualified franchisees with the resources to open multiple restaurants in each territory and those with familiarity with the specific local business environment. We are currently focusing on international franchising in Canada, Mexico, Central and South America and the Mediterranean/Middle East. In this regard, we currently have development agreements with 20 international franchisees. Franchisees operated 47 international restaurants as of December 28, 2003. The success of further international expansion will depend on, among other things, local acceptance of the Applebee's concept and our ability to attract qualified franchisees and operating personnel. We must also comply with the regulatory requirements of the local jurisdictions, and supervise international franchisee operations effectively.

Franchise Financing. Although financing is the sole responsibility of the franchisee, we make available to franchisees information about financial institutions interested in financing the costs of restaurant development for qualified franchisees. None of these financial institutions is our affiliate or agent, and we have no control over the terms or conditions of any financing arrangement offered by these financial institutions.

In 2003, we arranged for a lease financing company to provide capital to qualified franchisees for investments in certain sales and technology initiatives over a three-year period ending in September 2006 under standard leasing terms and conditions. Under the terms of the arrangement, we do not guarantee any portion of the financing.

In November 2003, we arranged for a financing company to provide up to $75 million to qualified franchisees for short-term loans to fund remodel investments. Under the terms of this financing program, we will provide a limited guarantee pool for the loans advanced during the three-year period ending December 2006. There were no loans outstanding under this program as of December 28, 2003.

Competition

We expect competition in the casual dining segment of the restaurant industry to remain intense with respect to price, service, location, concept, and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel, and hourly restaurant staff. Our competitors include national, regional and local chains, as well as local owner-operated restaurants. We have a number of well-established competitors. Some of these companies have been in existence longer than we have, and therefore they may be better established in the markets where our restaurants are or may be located.

Service Marks

We own the rights to the "Applebee's Neighborhood Grill & Bar®" service mar k and certain variations thereof and to other service marks used in our system in the United States and in various foreign countries. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. We intend to protect our service marks by appropriate legal action where and when necessary.

Government Regulation

Our restaurants are subject to numerous federal, state, and local laws affecting health, sanitation and safety standards. Our restaurants are also subject to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant is required to obtain appropriate licenses from regulatory authorities allowing it to sell liquor, beer, and wine. We also require that each restaurant obtain food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. This would include violation of any law or regulation pertaining to alcoholic beverage control by us or our employees. Among such laws are those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control. If one of our restaurants failed to maintain its license to sell alcohol or serve food, it would significantly harm the success of that restaurant. In order to reduce this risk, we operate each restaurant in accordance with standardized procedures designed to facilitate compliance with all applicable codes and regulations.

We are subject to various federal and state environmental regulations, but these regulations have not had a material adverse effect on our operations. New environmental requirements and regulations could delay or prevent development of new restaurants in particular locations.

Our employment practices are governed by various governmental employment regulations. These include minimum wage, overtime, immigration, family leave and working condition regulations.

We are subject to a variety of federal and state laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the sale and marketing of franchises. Recent decisions of several state and federal courts and recently enacted or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

Under certain court decisions and statutes, owners of restaurants and bars in some states in which we own or operate restaurants may be held liable for serving alcohol to intoxicated customers whose subsequent conduct results in injury or death to a third party. We cannot guarantee that we will not be subject to such liability. We do believe, however, that our insurance presently provides adequate coverage for such liability.

Employees

As of December 28, 2003, we employed approximately 26,900 full and part-time employees. Of those, approximately 520 were corporate personnel, 1,630 were restaurant managers or managers in training and 24,750 were employed in non-management full and part-time restaurant positions. Of the 520 corporate employees, approximately 180 were in management positions and 340 were general office employees, including part-time employees.

We consider our employee relations to be good. Most employees, other than restaurant management and corporate personnel, are paid on an hourly basis. We believe that we provide working conditions and wages that compare favorably with those of our competition. We have never experienced a work stoppage due to labor difficulty, and our employees are not covered by a collective bargaining agreement.

Executive and Other Senior Officers of the Registrant

Our executive and other senior officers as of December 28, 2003 are shown below.

Name	Age	Position
Lloyd L. Hill	59	Chairman of the Board of Directors, Chief Executive Officer and President
Steven K. Lumpkin.	49	Executive Vice President, Chief Financial Officer and Treasurer (Member of the Board of Directors effective January 2004)
David L. Goebel.................	53	Executive Vice President of Operations (Chief Operating Officer effective January 2004)
Louis A. Kaucic	52	Executive Vice President and Chief People Officer
John C. Cywinski................	41	Senior Vice President (Executive Vice President effective January 2004) and Chief Marketing Officer
Larry A. Cates.....................	55	President of International Division
Philip R. Crimmins	52	Senior Vice President of Development
Kurt Hankins.......................	43	Senior Vice President of Menu Development and Innovation
David R. Parsley	57	Senior Vice President of Supply Chain Management
Carin L. Stutz......................	47	Senior Vice President of Company Operations
Beverly O. Elving	50	Vice President of Accounting
Janell E. Jones.....................	42	Vice President of Performance Systems
Robert T. Steinkamp	58	Vice President, Secretary and General Counsel

Lloyd L. Hill was elected a director in August 1989. Mr. Hill was appointed Executive Vice President and Chief Operating Officer in January 1994. In December 1994, he assumed the role of President in addition to his role as Chief Operating Officer. Effective January 1, 1997, Mr. Hill assumed the role of Co-Chief Executive Officer. In January 1998, he assumed the full duties of Chief Executive Officer. In May 2000, Mr. Hill was elected Chairman of the Board of Directors. Prior to joining Applebee's, he served as President of Kimberly Quality Care, a home health care and nurse personnel staffing company from December 1989 to December 1993, where he also served as a director from 1988 to 1993, having joined that organization in 1980.

Steven K. Lumpkin was employed by Applebee's in May 1995 as Vice President of Administration. In January 1996, he was promoted to Senior Vice President of Administration. In November 1997, he assumed the position of Senior Vice President of Strategic Development and in January 1998 was promoted to Executive Vice President of Strategic Development. He was named Chief Development Officer in March 2001. In March 2002, Mr. Lumpkin assumed the position of Chief Financial Officer and Treasurer. In January 2004, he was appointed to the Board of Directors. Prior to joining Applebee's, Mr. Lumpkin was a Senior Vice President of a division of the Olsten Corporation, Kimberly Quality Care, from July 1993 until January 1995. From June 1990 until July 1993, Mr. Lumpkin was an Executive Vice President and a member of the board of directors of Kimberly Quality Care. From January 1978 until June 1990, Mr. Lumpkin was employed by Price Waterhouse LLP, where he served as a management consulting partner and certified public accountant.

David L. Goebel was employed by Applebee's in February 2001 as Senior Vice President of Franchise Operations and was promoted to the position of Executive Vice President of Operations in December 2002. In January 2004, Mr. Goebel was promoted to Chief Operating Officer. Prior to joining Applebee's, Mr. Goebel headed a management company that provided consulting and strategic planning services to various businesses from April 1998 to February 2001. Prior to 1998, he was a franchise principal with an early developer group of the Boston Market concept. Mr. Goebel's business experience also includes positions as Vice President of Business Development for Rent-a-Center (a subsidiary of Thorn, EMI) and Vice President of Operations for Ground Round restaurants.

Louis A. Kaucic was employed by Applebee's in October 1997 as Senior Vice President of Human Resources. He was named Chief People Officer in March 2001 and Executive Vice President in March 2003. Prior to joining Applebee's, Mr. Kaucic was Vice President of Human Resources and later promoted to Senior Vice President of Human Resources with Unique Casual Restaurants, Inc., which operated several restaurant concepts, from July 1992 until October 1997. From 1982 to 1992, he was employed by Pizza Hut, Inc. in a variety of positions, including Director of Employee Relations. From 1978 to 1982, Mr. Kaucic was employed by Kellogg's as an Industrial Relations Manager.

John C. Cywinski was employed by Applebee's in July 2001 as Senior Vice President and Chief Marketing Officer and he was promoted to Executive Vice President in January 2004. Prior to joining Applebee's, Mr. Cywinski was employed as Vice President of Brand Strategy for McDonald's Corporation from April 1999 to July 2001. From October 1996 to April 1999, he was President of Buena Vista Pictures Marketing, the motion picture division of The Walt Disney Company. Prior to The Walt Disney Company, Mr. Cywinski was Vice President of U.S. Marketing for Burger King Corporation, where he held various positions of increasing responsibility from 1989 to 1996. He started his career with the Leo Burnett Advertising Agency in 1984.

Larry A. Cates was employed by Applebee's in May 1997 as President of the International Division. Prior to joining Applebee's, Mr. Cates spent 17 years with PepsiCo Restaurants developing international markets for that company's Pizza Hut, Taco Bell and KFC brands. From 1994 to 1997, Mr. Cates was Vice President of Franchising and Development – Europe/Middle East, and from 1990 to 1994, he was Chief Executive Officer of Pizza Hut UK, Ltd., a joint venture between PepsiCo Restaurants and Whitbread.

Philip R. Crimmins was employed by Applebee's in August 2002 as Vice President of Operations Excellence. In September 2003, Mr. Crimmins was promoted to Senior Vice President of Development. Prior to joining Applebee's, he was employed by Pizza Hut, Inc. for 27 years, most recently as Vice President of Service Strategies. While at Pizza Hut, Inc., Mr. Crimmins held several other positions of increasing responsibility, including senior leadership positions in research and development, concept development, customer satisfaction, field training, and restaurant operations.

Kurt Hankins was employed by Applebee's in August 2001 as Vice President of Research and Development. In December 2003, Mr. Hankins was promoted to Senior Vice President of Menu Development and Innovation. Prior to joining Applebee's, he served as Vice President of Food and Beverage for Darden Restaurants, Inc. from July 1999 through July 2001. From August 1994 to July 1999, he served as Director of Food Research and Development for Darden Restaurants, Inc. Prior to his employment with Darden Restaurants, Inc., he held various positions in food and beverage research and development within the restaurant industry.

David R. Parsley was employed by Applebee's in April 2000 as Senior Vice President of Purchasing and Distribution. In January 2003, Mr. Parsley was named Senior Vice President of Supply Chain Management. Prior to joining Applebee's, Mr. Parsley held several positions with Prandium, Inc., operator of El Torito, Chi-Chi's and Koo Koo Roo, from November 1996 to April 2000, most recently as Senior Vice President of Quality and Supply Chain Management. He has also held purchasing positions with The Panda Management Company, Carl Karcher Enterprises, Proficient Food Company, Inc., and Baxter Healthcare Corporation.

Carin L. Stutz was employed by Applebee's in November 1999 as Senior Vice President of Company Operations. Prior to joining Applebee's, Ms. Stutz was Division Vice President with Wendy's International from July 1994 to November 1999. From 1993 to 1994, she was Regional Operations Vice President for Sodexho, USA. From 1990 to 1993, Ms. Stutz was employed by Nutri/System, Inc. as Vice

President of Corporate Operations. Prior to 1990, Ms. Stutz was employed for 12 years with Wendy's International.

Beverly O. Elving was employed by Applebee's in June 1998 as Director of Corporate Accounting. In September 2002, Ms. Elving was promoted to Vice President of Accounting. Prior to joining Applebee's, she was Chief Financial Officer from 1996 to 1998 for Integrated Medical Resources, a publicly-held management services company. From 1990 to 1996, Ms. Elving was employed by the Federal Deposit Insurance Corporation as Director of Financial Operations and was later promoted to Vice President of Financial Operations & Accounting. Ms. Elving, a certified public accountant, was also employed by Arthur Andersen & Co.

Janell E. Jones was employed by Applebee's in February 2000 as Vice President of Performance Systems. Prior to joining Applebee's, Ms. Jones was Regional Market Leader of the Hay Group, a nationally recognized independent compensation consulting firm. From 1993 to 1998, she was a Regional Director with the Hay Group. Ms. Jones has also held several management positions relating to compensation and employee benefits with several other companies. Ms. Jones resigned from Applebee's effective December 31, 2003.

Robert T. Steinkamp was employed by Applebee's in January 1990 as General Counsel. In March 1991, he was promoted to Vice President and General Counsel. Prior to joining Applebee's, Mr. Steinkamp was a partner in the law firm of Beckett & Steinkamp. Mr. Steinkamp resigned from Applebee's effective January 5, 2004.

Item 2. Properties

As of December 28, 2003, we owned and operated 383 restaurants. Of these, we leased the land and building for 63 sites, owned the building and leased the land for 165 sites, and owned the land and building for 155 sites. In addition, as of December 28, 2003, we owned 6 sites for future development of restaurants and had entered into 18 lease agreements for restaurant sites we plan to open during 2004. Our leases generally have an initial term of 15 to 20 years, with renewal terms of 5 to 20 years, and provide for a fixed rental plus, in certain instances, percentage rentals based on gross sales.

We own an 80,000 square foot office building and lease a 23,000 square foot office building in Overland Park, Kansas, located in the Kansas City metropolitan area, in which our corporate offices are headquartered. We also lease office space in certain regions in which we operate restaurants.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or the franchise agreement.

The following table sets forth the 49 states and the nine international countries in which Applebee's are located and the number of restaurants operating in each state or country as of December 28, 2003:

State or Country	Number of Restaurants Company	Franchise	Total System
Domestic:			
Alabama	—	28	28
Alaska	—	2	2
Arizona	—	25	25
Arkansas	—	7	7
California	8	78	86
Colorado	—	30	30
Connecticut	—	10	10
Delaware	2	5	7
Florida	—	89	89
Georgia	—	67	67
Idaho	—	9	9
Illinois	10	46	56
Indiana	3	56	59
Iowa	—	23	23
Kansas	13	17	30
Kentucky	4	28	32
Louisiana	—	17	17
Maine	7	—	7
Maryland	9	11	20
Massachusetts	30	—	30
Michigan	60	14	74
Minnesota	52	2	54
Mississippi	—	14	14
Missouri	39	9	48
Montana	—	7	7
Nebraska	—	17	17
Nevada	14	—	14
New Hampshire	12	—	12
New Jersey	—	34	34
New Mexico	8	6	14
New York	1	82	83
North Carolina	1	49	50
North Dakota	—	9	9
Ohio	—	80	80
Oklahoma	—	15	15
Oregon	—	15	15
Pennsylvania	1	49	50
Rhode Island	7	—	7
South Carolina	—	42	42
South Dakota	—	4	4
Tennessee	—	46	46
Texas	42	30	72
Utah	—	12	12
Vermont	3	—	3
Virginia	52	—	52
Washington	—	21	21
West Virginia	1	12	13
Wisconsin	4	34	38
Wyoming	—	4	4
Total Domestic	383	1,155	1,538

State or Country	Number of Restaurants Company	Franchise	Total System
International:			
Bahrain	—	1	1
Canada	—	17	17
Egypt	—	1	1
Greece	—	5	5
Honduras	—	2	2
Kuwait	—	2	2
Mexico	—	17	17
Qatar	—	1	1
Saudi Arabia	—	1	1
Total International	—	47	47
	383	1,202	1,585

Item 3. Legal Proceedings

We are involved in various legal actions which include, without limitation, employment law related matters, dram shop claims, personal injury claims and other such normal restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

1. Our common stock trades on The Nasdaq Stock Market® under the symbol APPB.

   The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 28.30	$ 23.09	$ 25.41	$ 21.20
Second Quarter	$ 31.75	$ 26.75	$ 27.67	$ 22.26
Third Quarter	$ 33.47	$ 29.74	$ 23.50	$ 19.13
Fourth Quarter	$ 40.19	$ 30.80	$ 26.35	$ 19.03

2. Number of stockholders of record at December 28, 2003: 1,349

3. We declared an annual dividend of $0.07 per common share on December 11, 2003 for stockholders of record on December 26, 2003, and the dividend was paid on January 23, 2004. We declared an annual dividend of $0.06 per common share on December 12, 2002 for stockholders of record on December 27, 2002, and the dividend was paid on January 30, 2003.

   We presently anticipate continuing the payment of cash dividends based upon our annual net income. The actual amount of such dividends will depend upon future earnings, results of operations, capital requirements, our financial condition and certain other factors. There can be no assurance as to the amount of net income that we will generate in 2004 or future years and, accordingly, there can be no assurance as to the amount that will be available for the declaration of dividends, if any.

4. For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management."

Item 6. Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K.

	Fiscal Year Ended				
	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000	December 26, 1999
	(in thousands, except per share amounts)				
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$ 867,158	$ 724,616	$ 651,119	$ 605,414	$ 596,754
Franchise royalties and fees	109,833	102,180	93,225	84,738	72,830
Other franchise income	13,147	2,688	—	—	—
Total operating revenues	$ 990,138	$ 829,484	$ 744,344	$ 690,152	$ 669,584
Operating earnings	$ 153,647	$ 129,708	$ 112,427	$ 107,207	$ 94,910
Net earnings	$ 93,558	$ 83,027	$ 64,401	$ 63,161	$ 54,198
Basic net earnings per share	$ 1.69	$ 1.49	$ 1.16	$ 1.07	$ 0.85
Diluted net earnings per share	$ 1.64	$ 1.46	$ 1.13	$ 1.07	$ 0.84
Dividends declared per share	$ 0.07	$ 0.06	$ 0.05	$ 0.05	$ 0.04
Basic weighted average shares outstanding	55,296	55,605	55,512	58,841	63,908
Diluted weighted average shares outstanding	56,939	56,922	56,877	59,170	64,353
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 644,001	$ 566,114	$ 500,411	$ 471,707	$ 442,216
Long-term debt, including current portion	$ 20,862	$ 52,563	$ 74,568	$ 91,355	$ 108,100
Stockholders' equity	$ 459,732	$ 392,581	$ 325,183	$ 281,718	$ 253,873

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our results for 2003 were driven by the execution of integrated strategies, including improved food, promotions backed by effective advertising, meeting our guests' desires for more convenience, our focus on operations excellence and the retention of better people.

We completed the rollout of our Carside To Go™ program in all company restaurants in November 2003 where practicable and our franchisees will continue implementation during 2004. We expect Carside To Go™ to be a significant driver of sales and traffic growth in 2004.

Our revenues are generated from three primary sources:

- Company restaurant sales (food and beverage sales)
- Franchise royalties and fees
- Other franchise income

Beverage sales consist of sales of alcoholic beverages, while non-alcoholic beverages are included in food sales. Franchise royalties are generally 4% of each franchise restaurant's monthly gross sales. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened. Other franchise income includes insurance premiums from franchisee participation in our captive insurance company and revenue from information technology products and services provided to certain franchisees.

Comparable restaurant sales are based upon those restaurants open for at least 18 months and are compared from period to period.

Certain expenses relate only to company operated restaurants. These include:

- Food and beverage costs
- Labor costs
- Direct and occupancy costs
- Pre-opening expenses

Cost of other franchise income includes the costs related to franchisee participation in our captive insurance company and costs related to information technology products and services provided to certain franchisees.

Other expenses, such as general and administrative and amortization expenses, relate to both company operated restaurants and franchise operations.

We operate on a 52 or 53 week fiscal year ending on the last Sunday in December. Our fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001 each contained 52 weeks and are referred to hereafter as 2003, 2002 and 2001, respectively.

On September 20, 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies.

Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of ultimate settlement costs for incurred claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. Accordingly, we do not expect franchisee participation in the captive insurance company to have a material impact on our net earnings.

As of December 28, 2003 we have included in our consolidated balance sheet approximately $10,000,000 of assets restricted for the payment of claims, held primarily in cash equivalent investments, and approximately $1,000,000 of other restricted assets. In addition, we have recorded current liabilities of approximately $11,000,000 in loss and premium reserves related to the captive insurance subsidiary.

Application of Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Actual results may differ from these estimates, and such differences may be material to our consolidated financial statements. We believe that the following significant accounting policies involve a higher degree of judgment or complexity.

Franchise revenues: Franchise revenues consist of franchise royalties, franchise fees and other franchise income. We recognize royalties on a franchisee's sales in the period in which the sales are reported to have occurred. We also receive a franchise fee for each restaurant that a franchisee opens. The recognition of franchise fees is deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens. Other franchise income includes insurance premiums from franchisee participation in our captive insurance company and revenue from information technology products and services provided to certain franchisees. Income from franchise premiums and information technology services is recognized ratably over the related contract period. Income from information technology products is recognized when the products are installed at the restaurant.

Property and equipment: Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon management's expectations. We periodically review the assets for changes in circumstances which may impact their useful lives.

Impairment of long-lived assets: We periodically review property and equipment for impairment on a restaurant by restaurant basis using historical cash flows as well as current estimates of future cash flows and/or appraisals. This assessment process requires the use of estimates and assumptions which are subject to a significant degree of judgment. In addition, we periodically assess the recoverability of goodwill and other intangible assets, which requires us to make assumptions regarding the future cash flows and other factors to determine the fair value of the assets. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Legal and insurance reserves: We are periodically involved in various legal actions. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

We use estimates in the determination of the appropriate liabilities for general liability, workers' compensation and health insurance. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. Unanticipated changes in these factors may require us to revise our estimates.

Employee incentive compensation plans: We have various long-term employee incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

Receivables: We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other developments.

We periodically reassess our assumptions and judgments and make adjustments when significant facts and circumstances dictate. A change in any of the above estimates could impact our consolidated statements of earnings and the related asset or liability recorded in the consolidated balance sheets would be adjusted accordingly. Historically, actual results have not been materially different than the estimates that are described above.

Acquisitions

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in fiscal 2002 and approximately $800,000 paid in the second quarter of 2003. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

The following table is comprised of actual company restaurant sales for the restaurants acquired included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of each respective period (in thousands):

	2003	2002	2001
Actual company restaurant sales for acquired restaurants	$ 66,300	$ 6,300	$ —
Pro forma company restaurant sales for acquired restaurants	$ 72,400	$ 68,400	$ 63,800

Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000 and recognized an immaterial gain in our consolidated statements of earnings. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for fiscal 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000, $18,300,000 and $18,900,000 for 2003, 2002 and 2001, respectively.

Results of Operations

The following table contains information derived from our consolidated statements of earnings expressed as a percentage of total operating revenues, except where otherwise noted. Percentages may not add due to rounding.

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001[1]
Revenues:			
Company restaurant sales	87.6%	87.4%	87.5%
Franchise royalties and fees	11.1	12.3	12.5
Other franchise income	1.3	0.3	—
Total operating revenues	100.0%	100.0%	100.0%
Cost of sales (as a percentage of company restaurant sales):			
Food and beverage	26.0%	26.6%	27.0%
Labor	32.7	32.9	32.1
Direct and occupancy	25.0	25.1	25.3
Pre-opening expense	0.2	0.3	0.3
Total cost of sales	83.9%	84.8%	84.7%
Cost of other franchise income (as a percentage of other franchise income)	96.6%	80.8%	—
General and administrative expenses	9.6	9.8	9.8%
Amortization of intangible assets	—	—	0.8
Loss on disposition of restaurants and equipment	0.1	0.1	0.2
Operating earnings	15.5	15.6	15.1
Other income (expense):			
Investment income	0.2	0.2	0.2
Interest expense	(0.2)	(0.3)	(1.0)
Impairment of Chevys note receivable	(0.9)	—	—
Other income (expense)	0.2	0.1	(0.6)
Total other income (expense)	(0.8)	0.1	(1.4)
Earnings before income taxes	14.8	15.7	13.7
Income taxes	5.3	5.7	5.0
Net earnings	9.4%	10.0%	8.7%

(1) As a result of the adoption of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," the extraordinary loss from the extinguishment of debt and the related tax benefit previously recognized in fiscal 2001 have been reclassified to other expense.

Fiscal Year Ended December 28, 2003 Compared With Fiscal Year Ended December 29, 2002

Company Restaurant Sales. Total company restaurant sales increased $142,542,000 (20%) from $724,616,000 in 2002 to $867,158,000 in 2003. Company restaurant openings and weighted average weekly sales contributed approximately 9% and 5%, respectively, of the increase in total company restaurant sales in 2003. The acquisition of 21 franchise restaurants in the Washington D.C. area in November 2002 and 11 restaurants in Illinois, Indiana, Kentucky, and Missouri in late March 2003 contributed approximately 8% of the increase in company restaurant sales. These increases were partially offset by the sale of 8 restaurants in the Atlanta, Georgia market in July 2003.

Comparable restaurant sales at company restaurants increased by 5.2% in 2003. Weighted average weekly sales at company restaurants increased 4.6% from $43,019 in 2002 to $45,000 in 2003. These increases were due primarily to increases in guest traffic and in the average guest check resulting from our food promotions. In addition, a portion of the increase resulted from the implementation of our To Go initiative and menu price increases of approximately 1.5% in fiscal 2003. In November 2003, we completed the implementation of our Carside To Go™ program in all company restaurants where practicable. To Go sales mix increased from 5.0% of company restaurant sales in 2002 to 7.1% of company restaurant sales in 2003.

Franchise Royalties and Fees. Franchise royalties and fees increased $7,653,000 (7%) from $102,180,000 in 2002 to $109,833,000 in 2003 due primarily to the increased number of franchise restaurants operating during 2003 as compared to 2002 and increases in comparable restaurant sales. Weighted average weekly sales and franchise comparable restaurant sales increased 3.3% and 3.7%, respectively, in 2003.

Other Franchise Income. Other franchise income increased from $2,688,000 in 2002 to $13,147,000 in 2003 due primarily to an increase of $10,200,000 in revenues recognized related to the franchise premium amounts billed by the captive insurance company, which was formed in September 2002. Franchise premiums are recognized in other franchise income ratably over the policy year.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 26.6% in 2002 to 26.0% in 2003. This decrease was due to menu price increases and operational improvements resulting from our supply chain management initiatives.

Labor costs decreased from 32.9% in 2002 to 32.7% in 2003. This decrease was due to lower hourly costs due to higher sales volume at company restaurants and was partially offset by higher costs related to the addition of dedicated To Go hourly labor at most of our restaurants during the second half of 2003 and higher workers' compensation costs.

Direct and occupancy costs decreased from 25.1% in 2002 to 25.0% in 2003 due primarily to lower rent expense and depreciation expense, as a percentage of sales, and was partially offset by higher insurance costs and higher packaging costs relating to our To Go initiative.

Cost of Other Franchise Income. Cost of other franchise income increased from $2,173,000 in 2002 to $12,697,000 in 2003 due primarily to an increase in costs of $10,260,000 related to the operation of our captive insurance company, which was formed in September 2002.

General and Administrative Expenses. General and administrative expenses decreased from 9.8% in 2002 to 9.6% in 2003 as a result of the absorption of general and administrative expenses over a larger revenue base. This decrease was partially offset by higher depreciation expense related to our new information systems and increased incentive compensation.

Impairment of Chevys Note Receivable. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During the fiscal quarter ended June 29, 2003, we fully impaired the principal and accrued interest of approximately $8,800,000. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.2% in 2002 to 36.0% in 2003 due to a reduction in state and local income taxes.

Fiscal Year Ended December 29, 2002 Compared With Fiscal Year Ended December 30, 2001

Company Restaurant Sales. Total company restaurant sales increased $73,497,000 (11%) from $651,119,000 in 2001 to $724,616,000 in 2002. Company restaurant openings contributed approximately 9% to the 11% increase in total company restaurant sales. The remaining increase was due to the acquisition of 21 franchise restaurants in the Washington, D.C. area in November 2002 and increases in weighted average weekly sales.

Comparable restaurant sales at company restaurants increased by 1.8% in 2002. Weighted average weekly sales at company restaurants increased 0.8% from $42,660 in 2001 to $43,019 in 2002. These increases were due primarily to increases in guest traffic and in the average guest check resulting from our food promotions. In addition, a portion of the increase resulted from the implementation of our To Go initiative and menu price increases of approximately 1.0% in 2002. To Go sales mix increased from approximately 4% of company restaurant sales in 2001 to 5% of company restaurant sales in 2002.

Franchise Royalties and Fees. Franchise royalties and fees increased $8,955,000 (10%) from $93,225,000 in 2001 to $102,180,000 in 2002. The increased number of franchise restaurants operating during 2002 as compared to 2001 contributed approximately 7% to the 10% total increase in franchise income. In addition, comparable restaurant sales and weighted average weekly sales for franchise restaurants increased 3.6% and 3.7%, respectively, in 2002.

Other Franchise Income. Other franchise income was $2,688,000 in 2002 due primarily to revenues recognized related to the franchise premium amounts billed by the captive insurance company, which was formed in September 2002. Franchise premiums are recognized in other franchise income ratably over the policy year.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 27.0% in 2001 to 26.6% in 2002. This decrease was due primarily to lower commodity costs and operational improvements resulting from our supply chain management initiatives implemented in 2001.

Labor costs increased from 32.1% in 2001 to 32.9% in 2002. This increase was due to increased hourly wage rates and higher management salaries due to our new employee retention program and increased incentive compensation.

Direct and occupancy costs decreased from 25.3% in 2001 to 25.1% in 2002 due primarily to lower utility costs and advertising costs, as a percentage of sales. These decreases were partially offset by higher packaging costs relating to our To Go initiative.

Cost of Other Franchise Income. Cost of other franchise income was $2,173,000 in 2002 due primarily to the costs related to the operation of our captive insurance company, which was formed in September 2002.

General and Administrative Expenses. General and administrative expenses were 9.8% in both 2001 and 2002. General and administrative expenses were impacted by higher incentive compensation and higher legal fees in 2002. These increases were offset by the costs incurred in 2001 associated with our purchasing supply chain and strategic brand assessment projects and the absorption of general and administrative expenses over a larger revenue base in 2002.

Amortization of Intangible Assets. Amortization of intangible assets decreased from $5,851,000 in 2001 to $381,000 in 2002. This decrease was due to the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

Interest Expense. Interest expense decreased in 2002 compared to 2001 due primarily to a reduction in our debt levels and lower interest rates in 2002 as compared to 2001.

Other Income (Expense). Other income was $1,098,000 in 2002 compared to other expense of $4,720,000 in 2001. This favorable variance was due primarily to a payment of $4,470,000 to terminate our interest rate swap agreements and the write-off of deferred financing costs of $1,976,000 in connection with the refinancing of our debt in 2001 in accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections."

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.8% in 2001 to 36.2% in 2002 due to lower state and local income taxes.

Liquidity and Capital Resources

Our need for capital historically has resulted from the construction and acquisition of restaurants, the repurchase of our common shares and investment in information technology systems. In the past, we have obtained capital through public stock offerings, debt financing, and our ongoing operations. Cash flows from our ongoing operations include cash generated from company and franchise operations, credit from trade suppliers, real estate lease financing, and landlord contributions to leasehold improvements. We have also used our common stock as consideration in the acquisition of restaurants. In addition, we have assumed debt or issued new debt in connection with certain mergers and acquisitions.

Capital expenditures were $64,874,000 in 2002 (excluding the acquisition of 21 restaurants) and $82,562,000 in 2003 (excluding the acquisition of 11 restaurants). We currently expect to open at least 28 company restaurants, and capital expenditures excluding acquisitions are expected to be between $80,000,000 and $90,000,000 in 2004. These expenditures will primarily be for the development of new restaurants, refurbishment and capital replacement for existing restaurants, and the enhancement of information systems. Because we expect to continue to purchase a portion of our sites, the amount of actual capital expenditures will be dependent upon, among other things, the proportion of leased versus owned properties. In addition, if we open more restaurants than we currently anticipate or acquire additional restaurants, our capital requirements will increase accordingly.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in fiscal 2002 and approximately $800,000 paid in the second quarter of 2003. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000 and recognized an immaterial gain in our consolidated statements of earnings. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for fiscal 2003.

Our bank credit agreement, as amended, expires in November of 2005 and provides for a $150,000,000 unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our credit agreement. As of December 28, 2003, we had borrowings of $15,000,000 and had standby letters of credit of $12,000,000 outstanding under our revolving credit facility.

During 2003, we repurchased 1,679,500 shares of our common stock at an average price of $29.63 for an aggregate cost of $49,800,000. In December 2003, our Board of Directors authorized an additional repurchase of $80,000,000 of our common stock. As of December 28, 2003, we had $99,800,000 remaining under these authorizations.

As of December 28, 2003, our liquid assets totaled $17,894,000. These assets consisted of cash and cash equivalents in the amount of $17,867,000 and short-term investments in the amount of $27,000. The working capital deficit increased from $45,607,000 as of December 29, 2002 to $62,710,000 as of December 28, 2003. This increase was due primarily to the increase in the loss reserve and unearned premiums related to the captive insurance subsidiary and increases in accrued bonuses and accounts payable and was partially offset by increases in inventories and receivables.

We believe that our liquid assets and cash generated from operations, combined with borrowings available under our credit facilities, will provide sufficient funds for our operating, capital and other requirements for the foreseeable future.

The following table shows our debt amortization schedule, future capital lease commitments (including principal and interest payments), future operating lease commitments and future purchase obligations as of December 28, 2003 (in thousands):

	Payments due by period				
Certain Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt (excluding capital lease obligations)	$ 16,654	$ 119	$ 15,241	$ 118	$ 1,176
Capital Lease Obligations	9,838	741	1,561	1,673	5,863
Operating Leases	215,486	18,863	35,328	34,658	126,637
Purchase Obligations - Company[1]	143,331	85,869	39,388	14,198	3,876
Purchase Obligations - Franchise[2]	318,134	181,215	103,522	21,708	11,689

(1) The amounts for company purchase obligations include commitments for food items and supplies, severance and employment agreements, and other miscellaneous commitments.

(2) The amounts for franchise purchase obligations include commitments for food items and supplies made by Applebee's International, Inc. for our franchisees. Applebee's International, Inc. contracts with certain suppliers to ensure competitive pricing. These amounts will only be payable by Applebee's International, Inc. if our franchisees do not meet certain minimum contractual requirements.

Other Contractual Obligations

We have outstanding lease guarantees of approximately $24,300,000 as of December 28, 2003 (see Note 15 to our Consolidated Financial Statements). We have not recorded a liability for these guarantees as of December 28, 2003 or December 29, 2002.

We have severance and employment agreements with certain officers and other senior executives providing for severance payments to be made in the event the employee resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 28, 2003, we would have been required to make payments totaling approximately $11,400,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,800,000 if such officers had been terminated as of December 28, 2003.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. The purchase agreement provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. The amount of additional payments, if any, under this agreement will not be material to our consolidated financial statements.

Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to customers. In particular, increases in food, supplies, labor and operating expenses could have a significant impact on our operating results. We do not believe that inflation has materially affected our operating results during the past three years.

A majority of our employees are paid hourly rates related to federal and state minimum wage laws and various laws that allow for credits to that wage. The Federal government continues to consider an increase in the minimum wage. Several state governments have increased the minimum wage and other state governments are also considering an increased minimum wage. In the past, we have been able to pass along cost increases to customers through food and beverage price increases, and we will attempt to do so in the future. We cannot guarantee, however, that all future cost increases can be reflected in our prices or that increased prices will be absorbed by customers without at least somewhat diminishing customer spending in our restaurants.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The initial adoption of this Statement in January 2003 did not have a material impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 supersedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance to guarantors on the recognition and disclosure concerning obligations under certain guarantees in interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements were effective for financial statements for interim or annual periods ending after December 15, 2002. We adopted the initial recognition provisions of Interpretation No. 45 in January of 2003. The initial adoption of Interpretation No. 45 did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities and Interpretation of ARB No. 51." This interpretation, which replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This interpretation is required in financial statements for periods ending after March 15, 2004 for those companies that have yet to adopt the provisions of FIN 46. We are currently assessing FIN 46R and, although we have not completed our analysis, we do not expect the adoption to have a material impact on our consolidated financial statements.

Forward-Looking Statements

The statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section regarding restaurant development, capital expenditures and financial commitments are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described. These risks include but are not limited to our ability and the ability of our franchisees to open and operate additional restaurants profitably, the ability of our franchisees to obtain financing, the continued growth of our franchisees, our ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry, and our ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our current report on Form 8-K which we filed with the Securities and Exchange Commission on February 11, 2004. We disclaim any obligation to update forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. Our revolving credit facility bears interest either at the bank's prime rate or LIBOR plus 0.625%, at our option. As of December 28, 2003, the total amount of debt subject to interest rate fluctuations was $15,000,000. A 1% change in interest rates would result in an increase or decrease in interest expense of $150,000 per year. We may from time to time enter into interest rate swap agreements to manage the impact of interest rate changes on our earnings. Many of the food products we purchase are subject to price volatility due to factors that are outside of our control such as weather and seasonality. As part of our strategy to moderate this volatility, we have entered into fixed price purchase commitments.

Item 8. Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of December 28, 2003, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on this evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective. During our most recent fiscal quarter, there have been no changes in our internal control over financial reporting that occurred that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

If you would like information about our executive officers, you should read the section entitled "Executive and Other Senior Officers of the Registrant" in Part I of this report. You should read the information under the caption "Information About the Board of Directors and Executive and Other Senior Officers" for information on our Board of Directors and the caption "Section 16(a) Beneficial Ownership Reporting Compliance" for information regarding our Section 16(a) ownership compliance located in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 13, 2004. We incorporate that information in this document by reference.

Our Board of Directors has adopted a Code of Conduct for all employees and directors. A copy of this document is available on our website at www.applebees.com, free of charge under the Investor/Media Relations section. We will satisfy any disclosure requirements under Item 10 on Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

Our Board of Directors has determined that Mr. Eric L. Hansen, a member of the audit committee and an independent director, is an audit committee financial expert, as defined under 401(h) of Regulation S-K.

Item 11. Executive Compensation

If you would like information about our executive compensation, you should read the information under the caption "Executive Compensation" and "Information About the Board of Directors and Executive and Other Senior Officers" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 13, 2004. We incorporate that information in this document by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

If you would like information about the stock owned by our management and certain large stockholders and our equity compensation plans, you should read the information under the caption "Stock Ownership of Officers, Directors and Major Stockholders" and "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 13, 2004. We incorporate that information in this document by reference.

Item 13. Certain Relationships and Related Transactions

If you would like information about certain transactions which we have completed or certain relationships which we have entered into, you should read the information under the caption "Certain Transactions" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 13, 2004. We incorporate that information in this document by reference.

Item 14. Principal Accounting Fees and Services

If you would like information about fees paid to our auditors, you should read the information under the caption "Fees and Services of Deloitte & Touche LLP" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 13, 2004. We incorporate that information in this document by reference.

PART IV

Item 15. Exhibits and Reports on Form 8-K

(a) List of documents filed as part of this report:

1. Financial Statements:

   The financial statements are listed in the accompanying "Index to Consolidated Financial Statements" on Page F-1.

2. Financial Statement Schedules:

   None.

3. Exhibits:

   The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page E-1.

(b) Reports on Form 8-K:

We filed a report on Form 8-K on October 20, 2003, announcing the temporary suspension of trading under one of our benefit plans.

We furnished a report on Form 8-K on October 23, 2003 announcing the broadcast of our third quarter 2003 earnings conference call over the Internet.

We furnished a report on Form 8-K on October 30, 2003, announcing third quarter 2003 diluted earnings per share of 45 cents.

We furnished a report on Form 8-K on November 10, 2003, announcing our presentation at the Oppenheimer & Company 2003 Restaurant Conference.

We filed a report on Form 8-K on December 1, 2003, announcing November comparable sales.

We filed a report on Form 8-K on December 12, 2003, announcing an increased annual dividend and a stock repurchase authorization.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLEBEE'S INTERNATIONAL, INC.

Date: March 8, 2004

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd L. Hill and Rebecca R. Tilden, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Director, Chairman of the Board and Chief Executive Officer
(principal executive officer)

Date: March 8, 2004

By: /s/ Steven K. Lumpkin
Steven K. Lumpkin
Director, Executive Vice President and Chief Financial Officer
(principal financial officer)

Date: March 8, 2004

By: /s/ Beverly O. Elving
Beverly O. Elving
Vice President, Accounting
(principal accounting officer)

Date: March 8, 2004

By: /s/ Erline Belton
Erline Belton
Director

Date: March 8, 2004

By: /s/ Douglas R. Conant
Douglas R. Conant
Director

Date: March 8, 2004

By: /s/ D. Patrick Curran
D. Patrick Curran
Director

Date: March 8, 2004

By: /s/ Eric L. Hansen
Eric L. Hansen
Director

Date: March 8, 2004

By: /s/ Mark S. Hansen
Mark S. Hansen
Director

Date: March 8, 2004

By: /s/ Jack P. Helms
Jack P. Helms
Director

Date: March 8, 2004

By: /s/ Burton M. Sack
Burton M. Sack
Director

Date: March 8, 2004

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Applebee's International, Inc. and Subsidiaries
Overland Park, Kansas

We have audited the accompanying consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 28, 2003 and December 29, 2002, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on December 31, 2001.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 4, 2004

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 28, 2003	December 29, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,867	$ 15,169
Short-term investments, at market value	27	503
Receivables, net of allowance	31,950	26,092
Receivables related to captive insurance subsidiary	450	1,803
Inventories	20,799	11,504
Prepaid income taxes	5,800	5,002
Prepaid and other current assets	9,729	9,506
Total current assets	86,622	69,579
Property and equipment, net	419,802	383,002
Goodwill	105,326	88,715
Restricted assets related to captive insurance subsidiary	10,763	—
Franchise interest and rights, net	1,137	1,468
Other assets, net	20,351	23,350
	$ 644,001	$ 566,114
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 192	$ 377
Accounts payable	37,633	27,479
Accrued expenses and other current liabilities	96,637	82,204
Loss reserve and unearned premiums related to captive insurance subsidiary	11,007	1,803
Accrued dividends	3,863	3,323
Total current liabilities	149,332	115,186
Non-current liabilities:		
Long-term debt – less current portion	20,670	52,186
Other non-current liabilities	14,267	6,161
Total non-current liabilities	34,937	58,347
Total liabilities	184,269	173,533
Commitments and contingencies (Notes 10, 11 and 15)		
Stockholders' equity:		
Preferred stock – par value $0.01 per share: authorized - 1,000,000 shares; no shares issued	—	—
Common stock – par value $0.01 per share: authorized – 125,000,000 shares; issued – 72,336,788 shares	723	723
Additional paid-in capital	200,574	187,523
Retained earnings	524,316	434,621
Accumulated other comprehensive income, net of income taxes	—	16
	725,613	622,883
Treasury stock – 17,143,845 shares in 2003 and 16,948,371 shares in 2002, at cost	(265,881)	(230,302)
Total stockholders' equity	459,732	392,581
	$ 644,001	$ 566,114

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Revenues:			
Company restaurant sales	$ 867,158	$ 724,616	$ 651,119
Franchise royalties and fees	109,833	102,180	93,225
Other franchise income	13,147	2,688	—
Total operating revenues	990,138	829,484	744,344
Cost of company restaurant sales:			
Food and beverage	225,346	192,424	175,977
Labor	283,745	238,266	208,996
Direct and occupancy	216,677	181,767	164,965
Pre-opening expense	1,950	1,974	1,701
Total cost of company restaurant sales	727,718	614,431	551,639
Cost of other franchise income	12,697	2,173	—
General and administrative expenses	95,013	81,653	72,935
Amortization of intangible assets	364	381	5,851
Loss on disposition of restaurants and equipment	699	1,138	1,492
Operating earnings	153,647	129,708	112,427
Other income (expense):			
Investment income	1,554	1,498	1,650
Interest expense	(1,733)	(2,168)	(7,456)
Impairment of Chevys note receivable (Note 5)	(8,803)	—	—
Other income (expense)	1,520	1,098	(4,720)
Total other income (expense)	(7,462)	428	(10,526)
Earnings before income taxes	146,185	130,136	101,901
Income taxes	52,627	47,109	37,500
Net earnings	$ 93,558	$ 83,027	$ 64,401
Basic net earnings per common share	$ 1.69	$ 1.49	$ 1.16
Diluted net earnings per common share	$ 1.64	$ 1.46	$ 1.13
Basic weighted average shares outstanding	55,296	55,605	55,512
Diluted weighted average shares outstanding	56,939	56,922	56,877

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, December 31, 2000	**72,336,788**	**$ 723**	**$ 172,037**	**$293,531**	**$ 39**	**$ (184,612)**	**$ 281,718**
Comprehensive income:							
Net earnings	—	—	—	64,401	—	—	64,401
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(25)	—	(25)
Transition adjustment related to financial instruments, net of taxes	—	—	—	—	(250)	—	(250)
Change in fair value of derivative instruments	—	—	—	—	(4,220)	—	(4,220)
Adjustment for termination of interest rate swap agreements	—	—	—	—	4,470	—	4,470
Total comprehensive income	—	—	—	64,401	(25)	—	64,376
Purchases of treasury stock	—	—	—	—	—	(44,987)	(44,987)
Dividends declared on common stock, $0.05 per share	—	—	—	(2,982)	—	—	(2,982)
Stock options exercised and related tax benefit	—	—	7,472	—	—	16,518	23,990
Shares issued under employee benefit plans	—	—	870	—	—	1,392	2,262
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	(254)	—	—	383	129
Unearned compensation relating to restricted shares	—	—	326	—	—	—	326
Net repayments of notes receivable from officers for stock sales	—	—	351	—	—	—	351
Balance, December 30, 2001	**72,336,788**	**723**	**180,802**	**354,950**	**14**	**(211,306)**	**325,183**
Comprehensive income:							
Net earnings	—	—	—	83,027	—	—	83,027
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	2	—	2
Total comprehensive income	—	—	—	83,027	2	—	83,029
Purchases of treasury stock	—	—	—	—	—	(26,113)	(26,113)
Dividends declared on common stock, $0.06 per share	—	—	—	(3,323)	—	—	(3,323)
Stock options exercised and related tax benefit	—	—	2,796	—	—	4,495	7,291
Shares issued under employee benefit plans	—	—	2,741	—	—	2,129	4,870
Restricted shares awarded under equity incentive plan	—	—	8	—	—	493	501
Unearned compensation relating to restricted shares	—	—	659	—	—	—	659
Net repayments of notes receivable from officers for stock sales	—	—	517	—	—	—	517
Dividends paid for fractional shares	—	—	—	(33)	—	—	(33)
Balance, December 29, 2002	**72,336,788**	**723**	**187,523**	**434,621**	**16**	**(230,302)**	**392,581**
Comprehensive income:							
Net earnings	—	—	—	93,558	—	—	93,558
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(16)	—	(16)
Total comprehensive income	—	—	—	93,558	(16)	—	93,542
Purchases of treasury stock	—	—	—	—	—	(49,757)	(49,757)
Dividends declared on common stock, $0.07 per share	—	—	—	(3,863)	—	—	(3,863)
Stock options exercised and related tax benefit	—	—	9,884	—	—	11,898	21,782
Shares issued under employee benefit plans	—	—	2,554	—	—	1,732	4,286
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	(497)	—	—	548	51
Unearned compensation relating to restricted shares	—	—	1,011	—	—	—	1,011
Net repayments of notes receivable from officers for stock sales	—	—	99	—	—	—	99
Balance, December 28, 2003	**72,336,788**	**$ 723**	**$ 200,574**	**$524,316**	**$ —**	**$ (265,881)**	**$ 459,732**

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 93,558	$ 83,027	$ 64,401
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	40,663	35,110	31,780
Amortization of intangible assets	364	381	5,851
Write-off of deferred financing costs	—	—	1,976
Amortization of deferred financing costs	195	195	648
Deferred income tax provision (benefit)	1,995	3,296	(4,520)
Gain on sale of investments	(24)	—	—
Loss on disposition of restaurants and equipment	699	1,138	1,492
Impairment of Chevys note receivable	8,803	—	—
Income tax benefit from exercise of stock options	7,606	1,905	4,807
Changes in assets and liabilities (exclusive of effects of acquisitions or dispositions):			
Receivables	(5,962)	(3,158)	(3,067)
Receivables related to captive insurance subsidiary	1,353	—	—
Inventories	(9,139)	(1,067)	2,451
Prepaid income taxes	(798)	—	—
Prepaid and other current assets	1,063	(4,358)	(3,992)
Accounts payable	10,233	5,283	(4,360)
Accrued expenses and other current liabilities	15,074	10,795	9,040
Loss reserve and unearned premiums related to captive insurance subsidiary	9,204	—	—
Accrued income taxes	—	(979)	(121)
Other	1,002	1,065	(2,323)
NET CASH PROVIDED BY OPERATING ACTIVITIES	175,889	132,633	104,063
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(82,562)	(64,874)	(50,086)
Acquisition of restaurants	(21,557)	(34,250)	—
Proceeds from sale of restaurants and equipment	9,228	279	433
Purchases of short-term investments	—	(150)	(200)
Maturities and sales of short-term investments	480	350	774
Restricted assets related to captive insurance subsidiary	(10,763)	—	—
NET CASH USED BY INVESTING ACTIVITIES	(105,174)	(98,645)	(49,079)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(49,757)	(26,113)	(44,987)
Dividends paid	(3,323)	(3,010)	(2,779)
Issuance of common stock upon exercise of stock options	14,176	5,386	19,183
Shares issued under employee benefit plans	4,286	4,870	2,262
Proceeds from issuance of long-term debt	—	—	70,000
Deferred financing costs relating to issuance of long-term debt	—	—	(577)
Net payments on long-term debt	(33,399)	(22,000)	(86,801)
NET CASH USED BY FINANCING ACTIVITIES	(68,017)	(40,867)	(43,699)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,698	(6,879)	11,285
CASH AND CASH EQUIVALENTS, beginning of period	15,169	22,048	10,763
CASH AND CASH EQUIVALENTS, end of period	$ 17,867	$ 15,169	$ 22,048

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 45,557	$ 44,983	$ 40,147
Interest	$ 1,079	$ 1,532	$ 7,728

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

We issued restricted common stock, net of forfeitures, of $1,842,000 in 2003, $1,258,000 in 2002 and $764,000 in 2001.

On March 24, 2003, we assumed a loan of approximately $1,400,000 in connection with the acquisition of 11 restaurants.

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

See notes to consolidated financial statements.

1. Organization

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." As of December 28, 2003, there were 1,585 Applebee's restaurants. Franchisees operated 1,202 of these restaurants and 383 restaurants were company operated. These restaurants were located in 49 states and nine international countries.

On September 20, 2002, we formed Neighborhood Insurance, Inc., a regulated Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance (see Note 12).

2. Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. We have eliminated all intercompany profits, transactions and balances.

Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. The fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001 each contained 52 weeks. These fiscal years will be referred to as 2003, 2002 and 2001, respectively.

Short-term investments: Short-term investments are comprised of certificates of deposit and preferred stocks. We determine gains and losses from sales using the specific identification method. As of December 28, 2003, we have classified all short-term investments as available-for-sale.

Financial instruments: Our financial instruments as of December 28, 2003 and December 29, 2002 consist of cash equivalents, short-term investments and long-term debt, excluding capitalized lease obligations. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. We based the carrying amount of short-term investments on quoted market prices. We based the fair value of our long-term debt, excluding capitalized lease obligations, on quotations made on similar issues. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets.

Interest rate swap agreements: In 1998, we entered into interest rate swap agreements to manage our exposure to interest rate fluctuations. Effective January 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which require an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The Statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. Our interest rate swap agreements met the criteria for hedge accounting under the Statement. We recognized the differential which we paid or received over the term of the swap agreements as a component of interest expense. In November 2001, we terminated our interest rate swap agreements in connection with the refinancing of our then-existing credit facilities. The costs relating to the termination of these agreements of $4,470,000 are reflected in other expense in the 2001 consolidated statement of income. These interest rate swap agreements were the only derivative instruments held during fiscal year 2001 as defined under SFAS No. 133. We have not held any financial derivative instruments since we terminated our interest rate swap agreements in fiscal year 2001.

Inventories: We state inventories at the lower of cost, using the first-in, first-out method, or market.

Pre-opening expense: We expense direct training and other costs related to opening new or relocated restaurants in the month of opening.

Property and equipment: We state property and equipment at historical cost. Depreciation is provided primarily on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, including renewal options, or the estimated useful life of the related asset. The general ranges of original depreciable lives are as follows:

• Buildings	20 years
• Leasehold improvements	15-20 years
• Furniture and equipment	2-7 years

We record capitalized interest in connection with the development of new restaurants and amortize it over the estimated useful life of the related asset. We capitalized $264,000 in interest costs during 2003, $300,000 during 2002 and $523,000 during 2001.

Software costs: In accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset.

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," we have also capitalized approximately $1,700,000 and $1,200,000 as of December 28, 2003 and December 29, 2002, respectively, for costs incurred for software projects that may be sold to our franchisees. We have not made these products available to our customers and accordingly, have not begun amortization of these costs.

Goodwill: Goodwill represents the excess of cost over fair market value of net assets we have acquired. Through 2001, we amortized goodwill over periods ranging from 15 to 20 years on a straight-line basis. Beginning in fiscal 2002, we ceased amortization of our goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 8). Accumulated amortization as of December 28, 2003 and December 29, 2002 was $30,348,000.

Impairment of long-lived assets: We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We analyze potential impairments of tangible assets on a restaurant-by-restaurant basis.

Franchise interest and rights: Franchise interest and rights represent allocations of the purchase price of our 1988 acquisition of the Applebee's concept to the restaurants we acquired and the franchise agreements that we assumed based on an independent valuation. We amortize the allocated costs over the estimated life of the restaurants or the franchise agreements on a straight-line basis ranging from 7 to 20 years.

Franchise royalties and fees: We recognize royalties on a franchisee's sales in the period in which the sales are reported to have occurred. We also receive a franchise fee for each restaurant that a franchisee opens. The recognition of franchise fees is deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens. Franchise fees, included in franchise royalties and fees in the consolidated statements of earnings, totaled $2,769,000 for 2003, $2,692,000 for 2002 and $3,800,000 for 2001.

Other franchise income: Other franchise income includes insurance premiums from franchisee participation in our captive insurance company and revenue from information technology products and services provided to certain franchisees. Income from franchisee premiums and information technology services is recognized ratably over the related contract period. Income from information technology products is recognized when the products are installed at the restaurant.

Advertising costs: We expense most advertising costs for company-owned restaurants as we incur them, but we expense the production costs of advertising the first time the advertising takes place. Advertising expense related to company-owned restaurants was $41,177,000 for 2003, $34,547,000 for 2002 and $32,259,000 for 2001.

Income taxes: We use the asset and liability method to determine deferred income taxes. Deferred tax assets and liabilities are computed based upon future tax consequences associated with differences between the financial statement carrying amount and the tax bases of assets and liabilities.

Stock-based compensation: We have adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Statement requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We account for stock-based compensation awards under the intrinsic method of Accounting Principles Board ("APB") Opinion No. 25. Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of our plans are granted with an exercise price equal to the fair market value on the date of the grant. The following table presents the effect on our net earnings and earnings per share had we adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except for per share amounts).

	2003	2002	2001
Net earnings, as reported	$ 93,558	$ 83,027	$ 64,401
Add: Compensation expense included in net earnings, net of related taxes	2,354	972	792
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	9,752	6,570	5,204
Pro forma net earnings	$ 86,160	$ 77,429	$ 59,989
Basic net earnings per common share, as reported	$ 1.69	$ 1.49	$ 1.16
Basic net earnings, per common share, pro forma	$ 1.56	$ 1.39	$ 1.08
Diluted net earnings per common share, as reported	$ 1.64	$ 1.46	$ 1.13
Diluted net earnings per common share, pro forma	$ 1.51	$ 1.36	$ 1.05

The weighted average fair value at date of grant for options granted during 2003, 2002 and 2001 was $10.66, $9.66 and $7.33 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001: dividend yield of 0.3%, 0.3% and 0.4%, respectively; expected volatility of 44.9%, 46.9% and 48.7%, respectively; risk-free interest rate of 2.8%, 2.5% and 4.2%, respectively; and expected lives of 4.9, 5.2 and 5.0 years, respectively.

Earnings per share: We compute basic earnings per share by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if holders of options or other contracts to issue common stock exercised or converted their holdings into common stock. Outstanding stock options and equity-based compensation represent the only dilutive effects on weighted average shares. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding and the related earnings per share. All amounts in the chart, except per share amounts, are expressed in thousands.

	2003	2002	2001
Net earnings	$ 93,558	$ 83,027	$ 64,401
Basic weighted average shares outstanding	55,296	55,605	55,512
Dilutive effect of stock options and equity-based compensation	1,643	1,317	1,365
Diluted weighted average shares outstanding	56,939	56,922	56,877
Basic net earnings per common share	$ 1.69	$ 1.49	$ 1.16
Diluted net earnings per common share	$ 1.64	$ 1.46	$ 1.13

We excluded stock options with exercise prices greater than the average market price of our common stock for the applicable periods from the computation of diluted weighted average shares outstanding. There were approximately 34,000 of these options for 2003, 118,000 options for 2002 and 183,000 options for 2001.

Gift cards: We record a liability in the period in which a gift card is issued and proceeds are received. As gift cards are redeemed, this liability is reduced and revenue is recognized as a sale.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates, which are frequently made in consultation with certain third-party advisors, include, but are not limited to, estimates for legal actions and general liability, workers' compensation and health insurance, long-term incentives, and the collectibility of receivables.

We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

The estimated liability for general liability, workers' compensation and health insurance is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. We recognized expense of $20,013,000 in 2003, $14,072,000 in 2002 and $12,222,000 in 2001 related to these types of insurance in our consolidated financial statements. Unanticipated changes in these factors may require us to revise our estimates.

We have various long-term employee incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other new developments.

Estimates and assumptions used by management affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements: In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred and measured at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The initial adoption of this Statement in January 2003 did not have a material impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 supersedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance to guarantors on the recognition and disclosure concerning obligations under certain guarantees in interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 are effective for guarantees issued or modified after December 31, 2002, and are to be applied prospectively. The disclosure requirements were effective for financial statements for interim or annual periods ending after December 15, 2002. We adopted the initial recognition provisions of Interpretation No. 45 in January of 2003. The initial adoption of Interpretation No. 45 did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities and Interpretation of ARB No. 51." This interpretation, which replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This interpretation is required in financial statements for periods ending after March 15, 2004 for those companies that have yet to adopt the provisions of FIN 46. We are currently assessing FIN 46R and, although we have not completed our analysis, we do not expect the adoption to have a material impact on our consolidated financial statements.

Reclassifications: We have made certain reclassifications to the consolidated financial statements to conform to the 2003 presentation.

3. Acquisitions

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,250,000. The agreement also provides for additional consideration in July 2004 if the restaurants achieve cash flows in excess of historical levels. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price of $34,250,000 has been allocated to the fair value of property and equipment of $25,200,000, goodwill of $10,100,000 and other net current liabilities of $1,050,000.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in fiscal 2002 and approximately $800,000 paid in the second quarter of 2003. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price of $23,200,000 has been allocated to the fair value of property and equipment of $7,900,000, goodwill of $16,600,000, and other net liabilities of $1,300,000.

The following table is comprised of actual company restaurant sales for the restaurants acquired included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of each respective period (in thousands):

	2003	2002	2001
Actual company restaurant sales for acquired restaurants	$ 66,300	$ 6,300	$ —
Pro forma company restaurant sales for acquired restaurants	$ 72,400	$ 68,400	$ 63,800

4. Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000 and recognized an immaterial gain in our consolidated statements of earnings. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for fiscal 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000, $18,300,000 and $18,900,000 for 2003, 2002 and 2001, respectively.

5. Impairment of Chevys Note Receivable

In 1999, we received a $6,000,000, 8% subordinated note in connection with the sale of the Rio Bravo concept to Chevys Holdings, Inc ("Chevys") due in 2009. The note receivable balance of approximately $8,800,000 and $8,600,000 as of December 28, 2003 and December 29, 2002, respectively, is included in other assets in our consolidated balance sheets. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During the fiscal quarter ended June 29, 2003, we fully impaired the principal of approximately $8,800,000. A charge for the impairment of this note is included in our consolidated statements of earnings for the fiscal year ended December 28, 2003. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. We no longer accrue interest receivable on this note and will record future interest income on this note only upon the receipt of any related cash payments.

6. Receivables

Receivables are comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Franchise royalty, advertising and trade receivables	$ 25,595	$ 24,011
Credit card receivables	6,212	4,724
Franchise fee receivables	318	418
Other	3,942	1,028
	36,067	30,181
Less allowance for bad debts	4,117	4,089
	$ 31,950	$ 26,092

The bad debts provision totaled $99,000 for 2003, $795,000 for 2002 and $1,253,000 for 2001. We had write-offs against the allowance for bad debts of $71,000 during 2003, $1,049,000 during 2002 and $47,000 during 2001.

7. Prepaid and Other Current Assets

Prepaid and other current assets are comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Deferred income taxes	$ 5,858	$ 4,601
Deferred assets related to the captive insurance subsidiary	657	—
Other	3,214	4,905
	$ 9,729	$ 9,506

8. Goodwill and Other Intangible Assets

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective December 31, 2001 (see Note 2). In November of 2002 and 2003, we completed the annual goodwill impairment test required under the provisions of SFAS No. 142. We determined that no impairment exists and as a result, no impairment losses were recorded in 2002 or 2003.

The changes in goodwill are summarized below (in thousands):

	December 28, 2003	December 29, 2002
Carrying amount, beginning of the year	$ 88,715	$ 78,614
Goodwill acquired	16,611	10,101
	$ 105,326	$ 88,715

The effect of the adoption of SFAS No. 142 on net income and earnings per share is as follows (in thousands, except per share amounts):

	2003	2002	2001
Net earnings, as reported	$ 93,558	$ 83,027	$ 64,401
Goodwill amortization (net of income taxes)	—	—	3,350
Net earnings, as adjusted	$ 93,558	$ 83,027	$ 67,751
Basic net earnings per common share, as reported	$ 1.69	$ 1.49	$ 1.16
Goodwill amortization (net of income taxes)	—	—	0.06
Basic net earnings per common share, as adjusted	$ 1.69	$ 1.49	$ 1.22
Diluted net earnings per common share, as reported	$ 1.64	$ 1.46	$ 1.13
Goodwill amortization (net of income taxes)	—	—	0.06
Diluted net earnings per common share, as adjusted	$ 1.64	$ 1.46	$ 1.19

Intangible assets subject to amortization pursuant to SFAS No. 142 consist of franchise interest and rights and are summarized below (in thousands):

	December 28, 2003	December 29, 2002
Gross carrying amount	$ 6,371	$ 6,371
Less, accumulated amortization	5,234	4,903
Net	$ 1,137	$ 1,468

We expect annual amortization expense for all intangible assets for the next five fiscal years to range from approximately $40,000 to $335,000.

9. Other Assets

Other assets are comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Nonqualified deferred compensation plan investments (Note 17)	$ 5,872	$ 2,425
Liquor licenses	4,420	4,445
Minority investment in unaffiliated company, at cost	2,250	2,250
Notes receivable, net (Note 5)	1,011	9,371
Deferred financing costs, net	297	362
Other	6,501	4,497
	$ 20,351	$ 23,350

10. Property and Equipment

Property and equipment, net, is comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Land	$ 77,701	$ 74,415
Buildings and leasehold improvements	343,316	307,818
Furniture and equipment	187,147	157,278
Construction in progress	9,124	12,311
	617,288	551,822
Less accumulated depreciation and capitalized lease amortization	197,486	168,820
	$ 419,802	$ 383,002

We had property under capitalized leases of $4,055,000 at December 28, 2003 and December 29, 2002 which is included in buildings and leasehold improvements. We had accumulated amortization of such property of $1,607,000 at December 28, 2003 and $1,368,000 at December 29, 2002. These capitalized leases relate to the buildings on certain restaurant properties. The land portion of the restaurant property leases is accounted for as an operating lease.

We had depreciation and capitalized lease amortization expense relating to property and equipment of $40,663,000 for 2003, $35,110,000 for 2002 and $31,780,000 for 2001. Of these amounts, capitalized lease amortization was $239,000 during each of 2003, 2002 and 2001.

We lease certain of our restaurants. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in some cases, contingent rent (calculated as a percentage of sales) in excess of minimum rent. Total rental expense for all operating leases is comprised of the following (in thousands):

	2003	2002	2001
Minimum rent	$ 17,274	$ 14,267	$ 12,105
Contingent rent	1,297	1,115	1,054
	$ 18,571	$ 15,382	$ 13,159

The present value of capitalized lease payments and the future minimum lease payments under noncancelable operating leases (including leases executed for sites to be developed in 2004) as of December 28, 2003 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2004	$ 741	$ 18,863
2005	767	17,958
2006	794	17,370
2007	822	17,541
2008	851	17,117
Thereafter	5,863	126,637
Total minimum lease payments	9,838	$ 215,486
Less amounts representing interest	5,630	
Present value of minimum lease payments	$ 4,208	

11. Long-Term Debt

Long-term debt, including capitalized lease obligations, is comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Unsecured revolving credit facility; interest at LIBOR plus 0.625% at December 28, 2003 and LIBOR plus 1.0% at December 29, 2002 or prime rate, due November 2005	$ 15,000	$ 48,000
Capitalized lease obligations (Note 10)	4,208	4,238
Other	1,654	325
Total long-term debt	20,862	52,563
Less current portion of long-term debt	192	377
Long-term debt – less current portion	$ 20,670	$ 52,186

In November 2001, we refinanced our then-current credit agreement and entered into a three-year $150,000,000 unsecured revolving credit facility, of which $25,000,000 may be used for the issuance of letters of credit. At the time of our refinancing, we repaid $70,000,000 outstanding under our prior credit agreement.

In December 2003, we amended our credit facility to extend the facility expiration date to November 2005 and lower our fees and interest rate on any LIBOR borrowings. The facility bears interest either at the bank's prime rate or LIBOR plus 0.625%, at our option. We are required to pay a commitment fee of 0.125% on any unused portion of the facility. The interest rate and commitment fee are subject to change based upon our leverage ratio.

The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined, and limit additional indebtedness and capital expenditures in excess of specified amounts. Cash dividends are limited to $10,000,000 annually. The facility is subject to standard other terms, conditions, covenants, and fees. We are currently in compliance with the covenants contained in our credit agreement.

As a result of the refinancing in 2001, we wrote-off the remaining balance of the deferred financing costs related to our prior agreement and terminated our interest rate swap agreements. The interest rate swap termination costs of $4,470,000 and the write-off of deferred financing costs of $1,976,000 are reflected in other expense in the 2001 consolidated statement of income.

As of December 28, 2003, borrowings of $15,000,000 and standby letters of credit totaling $12,002,000 were outstanding under our $150,000,000 revolving credit facility.

Maturities of long-term debt, including capitalized lease obligations ending during the years indicated, are as follows (in thousands):

2004	$ 192
2005	15,215
2006	258
2007	262
2008	293
Thereafter	4,642
	$ 20,862

12. Loss and Loss Adjustment Reserve Related to Captive Insurance Subsidiary

On September 20, 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of ultimate settlement costs for incurred claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. Accordingly, we do not expect franchisee participation in the captive insurance company to have a material impact on our net earnings.

As of December 28, 2003 we have included in our consolidated balance sheet approximately $10,000,000 of assets restricted for the payment of claims, held primarily in cash equivalent investments, and approximately $1,000,000 in other restricted assets. In addition, we have recorded current liabilities of approximately $11,000,000 in loss and premium reserves related to the captive insurance.

Our activity in the loss and loss adjustment reserve, which includes Applebee's International, Inc. and participating franchisees, is summarized in the table below (in thousands):

	December 28, 2003	December 29, 2002
Net balance, beginning of the year	$ 1,044	$ —
Incurred related to:		
Current year	13,369	1,044
Prior year	219	—
Total	13,588	1,044
Paid related to:		
Current year	3,182	—
Prior year	443	—
Total paid	3,625	—
Balance, end of the year	$ 11,007	$ 1,044

Loss reserve estimates are established based upon third-party actuarial estimates of ultimate settlement costs for incurred claims using data currently available. The reserve estimates are regularly analyzed and adjusted when necessary. Unanticipated changes in the data used to determine the reserve may require us to revise our estimates.

Deferred policy acquisition costs include premium taxes, fronting fees and net commissions and are deferred and amortized over our fiscal year. Accordingly, we did not have any deferred policy acquisition costs recorded as of December 28, 2003. As of December 29, 2002 we had $759,000 of acquisition expenses payable that were included in the loss reserve and unearned premiums related to captive insurance subsidiary in the consolidated balance sheet.

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 28, 2003	December 29, 2002
Compensation and related taxes	$ 38,313	$ 28,688
Gift cards	24,121	21,197
Insurance	5,926	8,123
Rent	5,908	5,113
Sales and use taxes	5,528	4,812
Other	16,841	14,271
	$ 96,637	$ 82,204

14. Income Taxes

We, along with our subsidiaries, file a consolidated federal income tax return. The income tax provision consists of the following (in thousands):

	2003	2002	2001
Current provision:			
Federal	$ 45,544	$ 39,136	$ 36,571
State and local	5,088	4,677	5,449
Deferred provision (benefit)	1,995	3,296	(4,520)
Income taxes	$ 52,627	$ 47,109	$ 37,500

The deferred income tax provision (benefit) is comprised of the following (in thousands):

	2003	2002	2001
Depreciation	$ 2,964	$ 829	$ (3,201)
Other	(969)	2,467	(1,319)
Deferred income tax provision (benefit)	1,995	3,296	(4,520)
Deferred income taxes related to change in unrealized gain on investments	—	(9)	(15)
Net change in deferred income taxes	$ 1,995	$ 3,287	$ (4,535)

A reconciliation between the income tax provision and the expected tax determined by applying the statutory federal income tax rates to earnings before income taxes follows (in thousands):

	2003	2002	2001
Federal income tax at statutory rates	$ 51,166	$ 45,548	$ 35,665
Increase (decrease) to income tax expense:			
State and local income taxes, net of federal benefit	3,450	3,247	3,127
Employment related tax credits, net	(3,216)	(2,871)	(2,582)
Other	1,227	1,185	1,290
Income taxes	$ 52,627	$ 47,109	$ 37,500

The net current deferred income tax asset amounts are included in "prepaid and other current assets" and the net non-current deferred income tax liability amounts are included in "other non-current liabilities" in the accompanying consolidated balance sheets. The significant components of deferred income tax assets and liabilities and the related balance sheet classifications are as follows (in thousands):

	December 28, 2003	December 29, 2002
Classified as current:		
Accrued expenses	$ 2,950	$ 2,398
Allowance for bad debts	1,364	1,480
Other, net	1,544	723
Net deferred income tax asset	$ 5,858	$ 4,601
Classified as non-current:		
Depreciation	$ (11,700)	$ (6,007)
Franchise deposits	571	401
Other, net	5,249	2,978
Net deferred income tax liability	$ (5,880)	$ (2,628)

15. Commitments and Contingencies

Litigation, claims and disputes: We are involved in various legal actions which include, without limitation, employment law related matters, dram shop claims, personal injury claims and other such normal restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial statements.

Lease guarantees: In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 28, 2003, the aggregate amount of these lease payments totaled approximately $24,300,000. These leases expire at various times throughout the next several years with the final lease agreement expiring in 2025. The buyers have indemnified us from any losses related to these guarantees. We have not recorded a liability as of December 28, 2003 or December 29, 2002.

Franchisee guarantees: In November 2003, we arranged for a financing company to provide up to $75 million to qualified franchisees for short-term loans to fund remodel investments. Under the terms of this financing program, we will provide a limited guarantee pool for the loans advanced during the three-year period ending December 2006. There were no loans outstanding under this program as of December 28, 2003.

Severance agreements: We have severance and employment agreements with certain officers and other senior executives providing for severance payments to be made in the event the employee resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 28, 2003, we would have been required to make payments totaling approximately $11,400,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,800,000 if such officers had been terminated as of December 28, 2003.

16. Stockholders' Equity

On September 7, 1994, our Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend, issued on September 19, 1994, of one Right for each outstanding share of our Common Stock (the "Common Shares"). Stockholders may exercise their Rights if any person or group acquires more than 15% (20% if an Institutional Investor, as defined) of the outstanding Common Shares or makes a tender offer for more than 15% (20% if an Institutional Investor, as defined) of our outstanding Common Shares unless the person or group has acquired the shares or made the tender offer as part of a Qualifying Offer (as defined). If such an event occurred, each Right entitles its holder to purchase for $75 the economic equivalent of Common Shares, or in certain circumstances, stock of the acquiring entity, worth twice as much. This is true for all stockholders except the acquiror. The Rights will expire on September 7, 2004 unless we redeem them earlier. If we redeem the Rights before stockholders can exercise them, we will pay $0.01 per Right.

Our Board of Directors authorized the repurchase of up to $55,000,000 of our common stock through 2001, subject to market conditions and applicable restrictions imposed by our then-current credit agreement. In February 2002, our Board of Directors extended the 2001 authorization through 2002. Our Board of Directors authorized additional repurchases of our common stock of $75,000,000 in May 2002 and $80,000,000 in December 2003. The 2002 authorization will expire in May 2005. During 2003, we repurchased 1,679,500 shares of our common stock at an average price of $29.63 for an aggregate cost of $49,800,000. As of December 28, 2003, we had $99,800,000 remaining under these authorizations.

17. Employee Benefit Plans

Employee stock option plans: During 1989, our Board of Directors approved the 1989 Employee Stock Option Plan (the "1989 Plan") which provided for the grant of both qualified and nonqualified options as determined by a committee appointed by the Board of Directors. At the 1995 Annual Meeting of Stockholders, the 1989 Employee Stock Option Plan was terminated, and the 1995 Equity Incentive Plan (the "1995 Plan") was approved. The termination of the 1989 Stock Option Plan did not affect existing options which were outstanding when the plan was terminated.

Options under the 1989 Plan were granted for a term of three to ten years and were generally exercisable one year from date of grant. The 1995 Plan allows the committee to grant stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The 1995 Plan authorizes the committee to issue up to 10,600,000 shares. Options granted under the 1995 Plan during 1995 have a term of five to ten years and are generally exercisable three years from date of grant. Options granted under the 1995 Plan during 1996 through 1998 have a term of ten years and are generally 50% exercisable three years from date of grant, 25% exercisable four years from date of grant, and 25% exercisable five years from date of grant. Options granted under the 1995 Plan during 1999 through 2003 have a term of ten years and are generally exercisable at either one, three or five years from the date of grant. Subject to the terms of the 1995 Plan, the committee has the sole discretion to determine the employees to whom it grants Awards, the size and types of the Awards, and the terms and conditions of the Awards.

During 1999, our Board of Directors approved the 1999 Employee Incentive Plan (the "1999 Plan") which allows the committee to grant nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares to eligible participants. The 1999 Plan authorizes the committee to issue up to 1,649,250 shares. Options granted under the 1999 Plan have a term of ten years and are generally exercisable one, two or three years from the date of grant. Under all three plans, the option price for both qualified and nonqualified options cannot be less than the fair market value of our common stock on the date the committee grants the options. In 2003, we ceased granting options under this plan.

All three plans permit the committee to grant performance shares. Performance shares represent rights to receive our common stock, cash or any combination thereof, based upon certain performance criteria. In 2000, the committee approved performance share plans which have a one-year and a three-year performance period. In 2001 and 2002, the committee approved performance share plans with a three-year performance period. We recorded compensation expense of $2,667,000 in 2003, $865,000 in 2002 and $926,000 in 2001 related to these grants. These amounts were based on the market price of our common stock at the end of each fiscal year.

We account for all three plans in accordance with APB Opinion No. 25 which requires us to recognize compensation cost based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, we have recognized no compensation cost for stock option awards.

Transactions relative to all three plans are as follows:

	1999 Plan		1995 Plan		1989 Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at December 31, 2000	376,847	$ 12.47	4,369,454	$ 11.97	246,600	$ 6.39
Granted	807,375	$ 15.98	1,245,697	$ 15.75	–	–
Exercised	–	–	(1,643,713)	$ 11.93	(170,775)	$ 6.49
Canceled	(82,950)	$ 13.97	(269,724)	$ 11.88	(1,125)	$ 6.03
Options outstanding at December 30, 2001	1,101,272	$ 14.93	3,701,714	$ 13.27	74,700	$ 6.14
Granted	543,875	$ 22.91	904,760	$ 22.04	–	–
Exercised	(69,750)	$ 12.88	(448,668)	$ 12.02	(17,925)	$ 6.14
Canceled	(145,349)	$ 16.58	(433,419)	$ 12.67	–	–
Options outstanding at December 29, 2002	1,430,048	$ 17.90	3,724,387	$ 15.62	56,775	$ 6.14
Granted	89,500	$ 24.38	964,510	$ 26.04	–	–
Exercised	(204,101)	$ 12.76	(1,005,248)	$ 12.17	(52,600)	$ 6.14
Canceled	(131,987)	$ 19.03	(26,078)	$ 23.00	–	–
Options outstanding at December 28, 2003	1,183,460	$ 19.15	3,657,571	$ 19.26	4,175	$ 6.14
Options available for grant at December 28, 2003	162,439		2,481,060		–	

The number of options exercisable for each plan are summarized below:

	1999 Plan		1995 Plan		1989 Plan	
	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
December 30, 2001	–	–	992,685	$ 12.31	74,700	$ 6.14
December 29, 2002	65,250	$ 12.93	1,284,463	$ 12.62	56,775	$ 6.14
December 28, 2003	97,886	$ 12.84	1,060,598	$ 14.04	4,175	$ 6.14

The following table summarizes information relating to fixed-priced stock options outstanding for all three plans at December 28, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1989 Plan:					
$ 6.13 to $ 6.15	4,175	0.6 years	$ 6.14	4,175	$ 6.14
1995 Plan:					
$ 9.27 to $ 9.28	72,637	4.5 years	$ 9.28	72,637	$ 9.28
$ 11.08 to $ 11.23	72,119	4.3 years	$ 11.14	66,494	$ 11.15
$ 12.30 to $ 12.67	567,896	4.3 years	$ 12.50	567,896	$ 12.50
$ 13.44 to $ 15.98	917,000	7.1 years	$ 14.64	183,500	$ 14.18
$ 20.20 to $ 24.52	1,787,769	8.4 years	$ 22.92	170,071	$ 22.23
$ 25.41 to $ 32.91	206,650	9.5 years	$ 30.10	–	–
$ 34.19 to $ 39.89	33,500	9.9 years	$ 37.65	–	–
$ 9.27 to $ 39.89	3,657,571	7.4 years	$ 19.26	1,060,598	$ 14.04
1999 Plan:					
$ 10.33 to $ 10.87	7,875	6.7 years	$ 10.63	7,875	$ 10.63
$ 12.30 to $ 15.98	469,877	7.0 years	$ 14.37	88,511	$ 12.84
$ 17.07 to $ 26.39	705,708	8.2 years	$ 22.42	1,500	$ 24.20
$ 10.33 to $ 26.39	1,183,460	7.7 years	$ 19.15	97,886	$ 12.84

Restricted stock awards: During 2001, 2002 and 2003, the committee granted restricted stock awards to certain officers and key employees. These awards vest over either a two-year or three-year period. We recorded unearned compensation for the market value of the stock at the date of grant, and we showed this as a reduction to stockholders' equity in the accompanying consolidated balance sheets. We are amortizing unearned compensation ratably to expense over the vesting period. Accordingly, we recognized compensation expense of $1,011,000, $659,000 and $326,000 in 2003, 2002 and 2001, respectively.

Nonqualified deferred compensation plan: In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our employees. Each participant's account is comprised of their contribution, our matching contribution and each participant's share of earnings or losses in the plan. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in our consolidated financial statements. As of December 28, 2003, our consolidated balance sheet includes the investments in other assets and the offsetting obligation is included in other non-current liabilities. The deferred compensation plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments, recorded in other income and the offsetting compensation expense, recorded in general and administrative expenses.

Employee retirement plans: During 1992, we established a profit sharing plan and trust in accordance with Section 401(k) of the Internal Revenue Code. We make matching contributions of 50% of employee contributions not to exceed 4.0% of an employee's compensation in any year. We make our contributions in shares of our common stock. Our contributions vest at the rate of 20% after the employee's second year of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. During 1994, we established a non-qualified defined contribution retirement plan for key employees. In 2002, we ceased contributions to this plan and a new nonqualified deferred compensation plan was established (see nonqualified deferred compensation plan above). Our contributions under these plans were $1,755,000 in 2003, $1,697,000 in 2002 and $1,441,000 in 2001.

Employee stock purchase plan: During 1996, we established an employee stock purchase plan in accordance with Section 423 of the Internal Revenue Code. The plan was approved at the 1997 Annual Meeting of Stockholders. The plan allows employees to purchase shares of our common stock at a 15% discount through payroll deductions. The Board has authorized 900,000 common shares under the plan. Employees purchased 131,051 shares under this plan during 2003, 117,932 during 2002 and 93,810 shares during 2001.

18. Related Party Transactions

We had a policy which allowed us to loan executives money to be used to invest in our stock to meet guidelines which require executives to own certain amounts of our stock. This policy was terminated in June of 2002 and no new loans will be granted. We had loans that were granted prior to the termination of this policy outstanding for a total of $99,000 as of December 29, 2002 to two officers, which had interest rates ranging from 4.7% to 6.8% and were collateralized by the stock. These loans were paid in 2003 and are reflected as an increase in additional paid-in capital in our consolidated balance sheets.

As of December 28, 2003 and December 29, 2002, we had a loan outstanding with an interest rate of 5% to an officer for moving related assistance in the amount of $310,000. This officer made an interest and principal payment in March 2003. The remaining principal of $210,000, as well as accrued interest, is due in October 2004.

We have a minority investment in a company that provides us and certain franchisees with information technology services. We paid approximately $270,000, $490,000 and $430,000 in 2003, 2002 and 2001, respectively, for these services.

19. Quarterly Results of Operations (Unaudited)

The following presents the unaudited consolidated quarterly results of operations for 2003 and 2002. During the second quarter of 2003, we fully impaired the principal and accrued interest of approximately $8,800,000 for a note receivable. All amounts, except per share amounts, are expressed in thousands.

	2003			
	Fiscal Quarter Ended			
	March 30, 2003	June 29, 2003	September 28, 2003	December 28, 2003
Revenues:				
Company restaurant sales	$ 208,410	$ 220,107	$ 222,429	$ 216,212
Franchise royalties and fees	27,163	27,331	27,594	27,745
Other franchise income	2,641	3,268	2,972	4,266
Total operating revenues	238,214	250,706	252,995	248,223
Cost of company restaurant sales:				
Food and beverage	54,846	57,040	57,200	56,260
Labor	68,364	71,804	73,018	70,559
Direct and occupancy	50,561	54,386	55,869	55,861
Pre-opening expense	221	334	576	819
Total cost of company restaurant sales	173,992	183,564	186,663	183,499
Cost of other franchise income	2,500	3,173	2,837	4,187
General and administrative expenses	22,620	22,887	23,589	25,917
Amortization of intangible assets	99	92	87	86
Loss (gain) on disposition of restaurants and equipment	467	731	116	(615)
Operating earnings	38,536	40,259	39,703	35,149
Other income (expense):				
Investment income	336	485	227	506
Interest expense	(521)	(518)	(330)	(364)
Impairment of Chevys note receivable (Note 5)	—	(8,803)	—	—
Other income	205	1	395	919
Total other income (expense)	20	(8,835)	292	1,061
Earnings before income taxes	38,556	31,424	39,995	36,210
Income taxes	13,954	11,239	14,398	13,036
Net earnings	$ 24,602	$ 20,185	$ 25,597	$ 23,174
Basic net earnings per common share	$ 0.45	$ 0.36	$ 0.46	$ 0.42
Diluted net earnings per common share	$ 0.43	$ 0.35	$ 0.45	$ 0.41
Basic weighted average shares outstanding	55,272	55,435	55,556	54,920
Diluted weighted average shares outstanding	56,677	57,032	57,184	56,675

	2002			
	Fiscal Quarter Ended			
	March 31, 2002	June 30, 2002	September 29, 2002	December 29, 2002
Revenues:				
Company restaurant sales	$ 174,973	$ 178,893	$ 182,807	$ 187,943
Franchise income	24,840	25,484	26,033	25,823
Other franchise income	134	463	168	1,923
Total operating revenues	199,947	204,840	209,008	215,689
Cost of company restaurant sales:				
Food and beverage	47,407	47,073	47,765	50,179
Labor	57,457	58,881	60,054	61,874
Direct and occupancy	42,872	44,291	47,009	47,595
Pre-opening expense	335	305	792	542
Total cost of company restaurant sales	148,071	150,550	155,620	160,190
Cost of other franchise income	60	93	99	1,921
General and administrative expenses	19,320	19,923	20,118	22,292
Amortization of intangible assets	138	52	95	96
Loss (gain) on disposition of restaurants and equipment	294	727	458	(341)
Operating earnings	32,064	33,495	32,618	31,531
Other income (expense):				
Investment income	397	381	346	374
Interest expense	(633)	(555)	(414)	(566)
Other income	101	482	513	2
Total other income (expense)	(135)	308	445	(190)
Earnings before income taxes	31,929	33,803	33,063	31,341
Income taxes	11,654	12,338	12,068	11,049
Net earnings	$ 20,275	$ 21,465	$ 20,995	$ 20,292
Basic net earnings per common share	$ 0.36	$ 0.38	$ 0.38	$ 0.37
Diluted net earnings per common share	$ 0.35	$ 0.37	$ 0.37	$ 0.36
Basic weighted average shares outstanding	55,878	55,872	55,654	55,212
Diluted weighted average shares outstanding	57,327	57,374	56,714	56,512

20. Subsequent Event

In February 2004, we reached an agreement with a franchisee to acquire the operations and assets of 10 Applebee's restaurants located in Southern California for $13,400,000 in cash at closing, subject to adjustment. The acquisition of the restaurants is anticipated to close in the second quarter of 2004, subject to obtaining operating licenses and other third-party consents.

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APPLEBEE'S INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
3.2	Restated and Amended By-laws of the Registrant.
4.1	Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
4.2	Amendment dated May 13, 1999 to Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 1999).
4.3	Amendment dated December 12, 2002 to Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent (incorporated by reference to Exhibit 4.3 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002).
4.4	Certificate of Adjustment of Shareholder Rights Plan contained in Rights Agreement dated as of September 7, 1994, between Applebee's International, Inc. and Chemical Bank, as Rights Agent, as amended (incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
4.5	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications of Series A Participating Cumulative Preferred Stock of Applebee's International, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.1	Form of Applebee's Development Agreement.
10.2	Form of Applebee's Franchise Agreement.
10.3	Schedule of Applebee's Development and Franchise Agreements as of December 28, 2003.
10.4	Revolving Credit Agreement dated as of November 5, 2001, as amended.
	Management Contracts and Compensatory Plans or Arrangements
10.5	1995 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002 and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2003).

Exhibit Number	Description of Exhibit
10.6	Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002).
10.7	1999 Management and Executive Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).
10.8	Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002).
10.9	1999 Employee Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.10	2001 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2001).
10.11	Employment Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.12	Severance and Noncompetition Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.13	Employment Agreement, dated August 7, 2002, with Steven K. Lumpkin (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
10.14	Memorandum of Understanding, dated October 5, 2002, with Louis A. Kaucic.
10.15	Memorandum of Understanding, dated May 12, 2003, with Robert T. Steinkamp (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003).
10.16	Confidentiality, Non-Solicitation and Non-Competition Agreement, dated May 12, 2003, with Robert T. Steinkamp (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003).
10.17	Memorandum of Understanding, dated June 6, 2003, with Larry A. Cates.
10.18	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.29 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.19	Schedule of parties to Indemnification Agreement.

Exhibit Number	Description of Exhibit
10.20	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1998) and schedule of parties thereto.
10.21	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1998) and schedule of parties thereto.
10.22	Current Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001) and schedule of parties thereto.
21	Subsidiaries of Applebee's International, Inc.
23.1	Consent of Deloitte & Touche LLP.
24	Power of Attorney (see page 31 of the Form 10-K).
31.1	Certification of Chairman and Chief Executive Officer Pursuant to SEC Rule 13a-14.
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14.
32	Certification of Chairman and Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

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CORPORATE INFORMATION

CORPORATE HEADQUARTERS

4551 West 107th Street
Overland Park, Kansas 66207
(913) 967-4000
Fax: (913) 341-1694

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
1010 Grand Avenue, Suite 400
Kansas City, Missouri 64106

FINANCIAL COMMUNITY INFORMATION

Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to: Investor Relations Department at Applebee's corporate headquarters, as listed above, (913) 967-4000, Fax: (913) 341-4970. Information may also be obtained by visiting our website at www.applebees.com.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007
(800) 937-5449

ANNUAL MEETING

Shareholders are cordially invited to attend the 2004 Annual Meeting of Stockholders which will be held at 10:00 a.m., CDT, on May 13, 2004 at the Doubletree Hotel, 10100 College Boulevard, Overland Park, Kansas 66210.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

DIVIDENDS

The 2003 annual dividend was $0.07 per share, paid in January 2004.

SHAREHOLDERS

There were approximately 25,500 beneficial shareholders including 1,349 shareholders of record as of December 28, 2003.

TRADEMARKS

The following are registered trademarks of Applebee's International, Inc.: Applebee's Neighborhood Grill & Bar,® Applebee's Neighborhood Grill & Bar and Design,® T.J. Applebee's Rx for Edibles and Elixirs,® America's Favorite Neighbor,® As American As Applebee's,® Eatin' Good in the Neighborhood,® It's Got to Be Applebee's,® Carside To Go and Design,™ To Go and Design.®

Weight Watchers and POINTS are the registered trademarks of Weight Watchers International, Inc.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report are forward looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described, including but not limited to the ability of the company and its franchisees to open and operate additional restaurants profitably, the continued growth of its franchisees and its ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry and its ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For additional discussion of the principal factors that could cause actual results to be materially different, the reader is referred to the company's current report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2004. The company disclaims any obligation to update these forward-looking statements.

CORPORATE PROFILE

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and nine international countries under the Applebee's Neighborhood Grill & Bar brand.

Each Applebee's Neighborhood Grill & Bar is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high-quality food and beverage items, table service and a comfortable atmosphere that appeals to all ages.

Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. At December 28, 2003, there were 1,585 Applebee's Neighborhood Grill & Bar restaurants, of which 1,202 were operated by franchisees and 383 were operated by the company.

COMMON STOCK INFORMATION

Our common stock trades on The Nasdaq Stock Market,® under the symbol APPB. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2003		2002	
	High	Low	High	Low
First Quarter	$28.30	$23.09	$25.41	$21.20
Second Quarter	$31.75	$26.75	$27.67	$22.26
Third Quarter	$33.47	$29.74	$23.50	$19.13
Fourth Quarter	$40.19	$30.80	$26.35	$19.03

At December 28, 2003 there were 1,349 stockholders of record.

We declared an annual dividend of $0.07 per common share on December 11, 2003 for stockholders of record on December 26, 2003, and the dividend was paid on January 23, 2004. We declared an annual dividend of $0.06 per common share on December 12, 2002 for stockholders of record on December 27, 2002, and the dividend was paid on January 30, 2003.

Visit your neighborhood Applebee's soon, and let us show you how our love for what we do, our passion for service and our hard work make for a memorable dining experience.

WWW.APPLEBEES.COM
APPLEBEE'S INTERNATIONAL, INC.
4551 WEST 107TH STREET
OVERLAND PARK, KANSAS 66207